[PHOTO]

                                     [LOGO]

[PHOTO]    INVESTOR REPORT
           CARD 2000




REVENUE         - 3RD STRAIGHT YEAR OF
                  GROWTH OVER 60%

ADJUSTED
NET EARNINGS    - 3RD STRAIGHT YEAR GROWING FASTER
                  THAN REVENUE

OPERATING
MARGINS         - CONSECUTIVE YEAR-OVER-YEAR
                  EXPANSION SINCE 1998

ROIC            - 3 STRAIGHT QUARTERS OF SEQUENTIAL
                  IMPROVEMENT

                            FINANCIAL HIGHLIGHTS 2000

                             QUARTERLY PERFORMANCE

REVENUE GROWTH
(U.S.$ millions)

[GRAPHIC]

Q1       $1,612
Q2       $2,092
Q3       $2,600
Q4       $3,448


SEQUENTIAL OPERATING MARGIN(1)
(percentage of revenue)

[GRAPHIC]

Q1       3.3%
Q2       3.5%
Q3       3.8%
Q4       4.0%


ADJUSTED NET EARNINGS GROWTH(2)
(U.S.$ millions)

[GRAPHIC]

Q1       $39.5
Q2       $63.7
Q3       $83.9
Q4       $117.0


ADJUSTED NET EARNINGS PER SHARE(2)
(U.S.$ fully diluted)

[GRAPHIC]

Q1       $0.20
Q2       $0.30
Q3       $0.39
Q4       $0.52


SEQUENTIAL SG & A(5)
(percentage of revenue)

[GRAPHIC]

Q1       3.6%
Q2       3.5%
Q3       3.3%
Q4       3.2%


SEQUENTIAL ROIC(3) STRENGTH
(percentage)

[GRAPHIC]

Q1       18.1%
Q2       19.1%
Q3       20.6%
Q4       26.0%

                               ANNUAL PERFORMANCE

REVENUE GROWTH
(U.S.$ billions)

[GRAPHIC]

1998     $3.2
1999     $5.3
2000     $9.8


SEQUENTIAL OPERATING MARGIN (1)
(percentage of revenue)

[GRAPHIC]

1998     3.1%
1999     3.4%
2000     3.7%


ADJUSTED NET EARNINGS GROWTH(2)
(U.S.$ millions)

[GRAPHIC]

1998     $45.3
1999     $123.0
2000     $304.1


ADJUSTED NET EARNINGS PER SHARE(2)
(U.S.$ fully diluted)

[GRAPHIC]

1998     $0.42
1999     $0.71
2000     $1.44


SHARE PERFORMANCE NYSE(4)
(U.S.$)

[GRAPHIC]

June 30, 1998              $ 8.75
December 31, 2000          $54.25


[GRAPH]

                                                               CORPORATE PROFILE

CELESTICA IS THE THIRD LARGEST ELECTRONICS MANUFACTURING SERVICES (EMS) PROVIDER WITH REVENUE OF U.S.$9.8 BILLION IN 2000. WE HAVE 7 MILLION SQUARE FEET OF ADVANCED MANUFACTURING AND SUPPORT OPERATIONS THROUGH 35 LOCATIONS IN 12 COUNTRIES IN THE AMERICAS, EUROPE AND ASIA.

Our reputation has been built on manufacturing the most complex range of products and providing advanced end-to-end supply chain solutions for end markets such as communications (optical, networking, wireless and high speed access), servers, storage, workstations and personal computers. Our services include design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution, repair and after sales support.

Our customers are a mix of the world's leading and emerging technology companies including Cisco Systems, Dell Computer, EMC Corporation, Hewlett-Packard, IBM, JDS Uniphase, Juniper Networks, Lucent Technologies, Motorola Corporation, NEC Corporation, Nortel Networks, Sun Microsystems, Sycamore Networks and others.

Our company has 30,000 employees and has built a strong corporate culture with an intense focus on customer satisfaction. We use a goal-oriented approach for growth, profitability and returns and have a current interim revenue goal of $20 billion by 2003.


                                                                        CONTENTS

Investor Report Card and Financial Highlights                 Inside Front Cover
--------------------------------------------------------------------------------
Corporate Profile                                                              1
--------------------------------------------------------------------------------
Chairman's Message                                                             2
--------------------------------------------------------------------------------
Celestica's Foundations For Growth                                          6-15
--------------------------------------------------------------------------------
Unaudited Quarterly Financial Highlights                                      17
--------------------------------------------------------------------------------
Management's Discussion and Analysis                                          18
--------------------------------------------------------------------------------
Management's Responsibility for Financial Statements, Auditors' Report        25
--------------------------------------------------------------------------------
Consolidated Financial Statements                                             26
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                    29
--------------------------------------------------------------------------------
Share Information                                                             43
--------------------------------------------------------------------------------
Directors                                                                     44
--------------------------------------------------------------------------------
Officers of the Company                                                       45
--------------------------------------------------------------------------------
Corporate Values                                                              46
--------------------------------------------------------------------------------
Environmental Policy                                                          47
--------------------------------------------------------------------------------
Corporate Information                                                         48
--------------------------------------------------------------------------------
Global Locations                                                              49
--------------------------------------------------------------------------------

                                                        DEAR FELLOW SHAREHOLDERS


CELESTICA HAD AN EXCEPTIONAL YEAR IN 2000

- We produced record financial results with very strong revenue and earnings growth and continued improvement in operating margins.

- We continued to grow our business at significant rates in key end markets such as communications and servers, and we expanded strategic customer relationships through organic program wins and successful acquisitions.

- We expanded our global footprint with acquisitions in the U.S., Italy and Brazil, and we continued to expand our capacity in our existing facilities such as the Czech Republic, Malaysia and Mexico.

- We also expanded our presence in Japan - an emerging market for the EMS industry - as we prepare to participate in the future outsourcing opportunities in this market.

- We continued to show our supply chain's exceptional capabilities by investing in information technology and working closely with our suppliers to ensure our customers had a stable and consistent component supply despite a very constrained environment.

In summary, 2000 was a year where Celestica delivered superior financial results driven by exceptional execution and continuing growth in the outsourcing market.



[PHOTO]



EUGENE V. POLISTUK
CHAIRMAN AND C.E.O.


2  CELESTICA ANNUAL REPORT 2000

STRONG TOP LINE AND BOTTOM LINE

We finished the year with revenue of $9.8 billion, an 84% increase from 1999, and virtually achieved our $10 billion revenue goal one year ahead of schedule. This also represented the third straight year that the company grew revenue in excess of 60%.

Our strong revenue growth for the year was driven by a very robust organic growth rate of 50% as we continued to benefit from the diversity of our customers and end markets.

While our revenue goals were clearly on track, we were even more satisfied with our success on the bottom line and our continually improving operating margins. Adjusted EPS for the year was $1.44, up 103% from 1999, which again represented EPS growth rates ahead of revenue growth rates. Operating margins - a key area of focus at Celestica - improved to 3.7% in 2000, compared to 3.4% in 1999 and 3.1% in 1998. We saw sequential improvement in each quarter during 2000 due to margin expansion initiatives such as improving capacity utilization and the disciplined cost reduction programs taking hold.

SOLID GROWTH IN END MARKETS AND BY GEOGRAPHY

In 2000, we continued to see strength in all of our geographies. In the Americas, revenue was up 75% to over $6 billion. In Europe, we saw revenue increase 155% to $2.8 billion, and Asia finished the year up 61% and topped the $1 billion mark in annual revenue. While revenue growth was strong in each geography, operating margins in each region also improved.

As these numbers illustrate, the demand for outsourcing to Celestica was very strong on a global basis. We also benefited from the quality of our exceptional customer base and the diversity of the end markets we serve.

In communications, we finished the year with revenue of $3.1 billion, a 129% increase over 1999. Virtually all of this revenue growth was achieved organically across a diversified customer base such as Cisco Systems, Juniper Networks, Lucent Technologies, Motorola Corporation, Nokia Corporation, Nortel Networks, Sycamore Networks and others. We believe that the quality and diversity of the customers we are engaged with - particularly in the areas of optical, networking and wireless - are reflective of our technology leadership that, in turn, has driven our strong growth.

Server-related business was also very strong in 2000, ending the year at $3.2 billion, or a 137% increase over 1999. Diversity of customers and programs - with industry leading customers such as Hewlett-Packard, IBM and Sun Microsystems - combined with our acquisition of IBM facilities in the U.S. and Italy were key drivers in our server business growth.

INVESTING IN STRATEGIC INITIATIVES

Unquestionably, it was a great year for Celestica based on its growth and financial results, but it is equally important to note that our financial performance paralleled strong execution on many strategic initiatives.


                                                CELESTICA ANNUAL REPORT 2000  3

In technology, Celestica continued to enhance its leadership by expanding relationships in key technologies, such as photonics, where we worked with a diverse base of optical customers such as Cisco Systems, JDS Uniphase, Lucent Technologies, Nortel Networks, Sycamore Networks and others.

In the area of supply chain management we demonstrated our ability to successfully handle accelerating growth while navigating through a very challenging component shortage environment. Driving our success in this area has been the investments we've made in information technology. We continued to invest in supply chain technology in 2000, in emerging collaborative applications such as Alventive, Partminer and Capstan. These firms are developers of leading-edge tools and processes that, in addition to the significant investments we have made over the past few years in collaborative planning systems, allow us to provide seamless supply chain capabilities for our customers.

In Japan, where the outsourcing potential is significant and the opportunities just beginning, we opened Celestica Japan and have built a dedicated Celestica team specifically focused on the relationships and opportunities in this market. In addition, we expanded relationships with NEC on a global basis with two acquisitions.

CELESTICA'S OUTSOURCING OPPORTUNITY

As you can see by Celestica's operational performance in 2000, we believe we have built an exceptional organization capable of continuing to capitalize on the significant outsourcing opportunity. Entering 2001, the drivers of the outsourcing market remain strong and, as a result, we have established a new interim revenue goal of $20 billion by 2003.


[PHOTO]


FROM LEFT TO RIGHT:
THOMAS TROPEA - VICE CHAIR, GLOBAL CUSTOMER UNITS AND WORLDWIDE MARKETING AND BUSINESS DEVELOPMENT;
MARVIN MAGEE - PRESIDENT AND CHIEF OPERATING OFFICER;
EUGENE POLISTUK - CHAIRMAN AND CHIEF EXECUTIVE OFFICER;
ANTHONY PUPPI - EXECUTIVE VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND GENERAL MANAGER, GLOBAL SERVICES


4  CELESTICA ANNUAL REPORT 2000

Driving this new goal are many factors. In the recent rapid growth environment, the EMS industry provided a strategic advantage to OEMs as it allowed an unprecedented capability to scale quickly and capture critical time-to-market advantages. In a more uncertain or slower growth environment, this strategic benefit is complemented by more traditional economic benefits, where we are able to offer customers quite simply the most cost effective and flexible manufacturing model.


                           2000                2003
                          ACTUALS             GOALS
                          -------             -----
REVENUE                $9.8 BILLION       $20 BILLION
OPERATING MARGIN           3.7%         GREATER THAN 5%
CASH CYCLE               35 DAYS             25 DAYS
ROIC                      21.6%         GREATER THAN 30%



We also believe that the diversity and quality of our customers and end markets is an important characteristic of Celestica. We view our business as a technology portfolio of multiple customers, multiple end markets and multiple geographies where we are not overly dependent on any one source. We have a high-quality customer portfolio of established global leaders and promising future leaders and will continue to identify opportunities with new customers.

We also continue to see a significant pipeline of acquisition opportunities and our approach will continue to be selective in what we pursue. We acquired some excellent assets last year - which included operations from IBM in the U.S. and in Italy and from NEC in Brazil - and we continue to see opportunity for additional quality assets in the coming years that fit well with the various operating and financial objectives we have established.

Since our inception, we have laid out clear goals and have been focused on doing what we said we would do. Although we virtually achieved our $10 billion revenue goal one year ahead of schedule, revenue growth is not and has not been our main priority - improving returns is our priority. As a result, we are extremely focused on improving our profitability and efficiency. We believe the company is in a very good position to achieve these goals which reflect a significant value generation opportunity for Celestica.

Finally, I would like to say that the significant performance demonstrated in 2000 could not have been achieved without the exceptional teamwork and high performance of our global organization. We have 30,000 employees working in 12 countries around the world and I would like to recognize their relentless dedication to our customers and their commitment to over-achieving our goals.


/s/ EUGENE V. POLISTUK
----------------------

Eugene V. Polistuk
Chairman and CEO


                                                 CELESTICA ANNUAL REPORT 2000  5

                                                                 DIVERSIFICATION
                                       A REVENUE PORTFOLIO OF GLOBAL OPPORTUNITY

A DIVERSE "MUTUAL FUND" OF CUSTOMERS WHO REPRESENT AMONG THE WORLD'S LEADING TECHNOLOGY FIRMS. THAT'S WHO OUR CUSTOMERS ARE. AMONG THEM: CISCO SYSTEMS, EMC CORPORATION, HEWLETT-PACKARD, IBM, MOTOROLA CORPORATION, NOKIA CORPORATION, NORTEL NETWORKS, SUN MICROSYSTEMS.

These are technology leaders servicing diverse end markets and global customers. In 2000, our revenue growth continued to be driven by our diversity - diversity by customer, diversity by end market and diversity by geography. Like a financial portfolio or mutual fund, we strive to build a revenue stream that allows Celestica to participate in key growth segments yet not be overly dependent on any single customer or end market.

DIVERSITY BY CUSTOMER - In 2000, Celestica's top 10 customers represented 85% of total revenue. For these customers, Celestica primarily manufactures the most advanced technology products, often in multiple programs and multiple divisions. These are top tier customers - technology leaders, successful adopters of the outsourcing model, with excellent track records. They tend to be the leaders in their field or amongst the leaders. Our longer term goal is to improve diversity even further to where the top 10 customers may eventually represent 70% of our revenue. Our growth has also benefited from a selective group of emerging leaders such as Juniper Networks and Sycamore Networks, who can instantly leverage from our global, world-class manufacturing capacity.

[PHOTO]

DIVERSITY BY END MARKET - Our customers sell their products into multiple end markets. In 2000, 33% of our business was in the server market, 31% in communications, 15% in workstations, 14% in storage, and 7% in PCs. Communications and servers were our two fastest growing end markets. Communications revenue was $3.1 billion and grew 129% in 2000, primarily through strong organic growth in optical, networking, wireless and high speed access end markets. Servers benefited from strong demand for internet infrastructure buildout and the IBM acquisition completed in the first half of 2000. While it represents our largest end market, we participate in multiple programs with multiple customers such as Hewlett-Packard, IBM, Sun Microsystems, and others.

DIVERSITY BY GEOGRAPHY - Celestica's customers sell products globally. Celestica has built its capabilities to support a customer's complete production and supply chain needs on a global basis. Celestica's global approach helped drive total revenue to $9.8 billion, with strong revenue growth in all three of its geographies. In the Americas, revenue grew 75% to over $6 billion with more than two-thirds of the growth being organic. In Europe, revenue grew 155% to $2.8 billion aided in part by the very successful acquisition of two IBM facilities in Italy. And in Asia, we also showed continued strength and grew annual revenue 61% and topped the $1 billion mark.


6  CELESTICA ANNUAL REPORT 2000

                            DIVERSITY OF CUSTOMERS,
                          END MARKETS AND GEOGRAPHIES
                              DROVE REVENUE UP 84%
                                TO $9.8 BILLION.


                                    [PHOTO]

                                                           TECHNOLOGY LEADERSHIP
                                          AN INTENSE FOCUS ON PROVIDING ADVANCED
                                           TECHNOLOGY SERVICES FOR OUR CUSTOMERS

IT'S ABOUT BEING ABLE TO PROVIDE CUSTOMERS WITH THE MOST ADVANCED TECHNOLOGY SERVICES THAT GIVE THEM THE CONFIDENCE TO ENTRUST THEIR MISSION-CRITICAL PRODUCTS TO CELESTICA.

TECHNOLOGY LEADERSHIP IS CELESTICA - Within Celestica, there is a long established history and commitment to building technology capabilities that allow us to offer our customers the most advanced electronics manufacturing services in our industry. Our corporate strategy references our approach to technology: "Celestica is a company that provides its customers with innovative technologies that are required today and anticipated for tomorrow. These technologies give our customers a competitive advantage in their marketplace which, in turn, differentiates Celestica in its industry."

The examples of our leadership and experience in technology manufacturing span two decades. In the eighties, it was the development and testing of advanced memory products and power systems. In the early nineties, it was our leadership in miniaturization such as thin cards and flip chip on organic substrates, and a focus on high interconnect density, including densely populated boards and ball-grid array technologies. In the late nineties, it was our leadership in the areas of optical networking, where we established our leadership in areas such as photonic test automation, fiber splicing and fiber management. While these examples of technology leadership are important, the real demonstration of our technology expertise continues to be reflected in our ability to quickly deploy these capabilities on a global basis.

CORE COMPETENCY IN ADVANCED TECHNOLOGY PRODUCTS - We tend to have relationships with our customers at the most advanced and highest complexity range of their products. In the information technology area, we are focused on high-end servers, mainframes and workstations. In communications, we are biased towards switching, routing and wired/wireless/optical transmission products. In areas of storage, we participate in storage area networks, network-attached storage and fiber channel. These products are mission-critical applications and our success in these markets is based on our proven track record in test engineering and reliability science processes.

OPTICAL LEADERSHIP - In 2000, we continued to scale in our optical capabilities. Our capabilities include fiber management, fiber splicing optimization, adhesives, high-speed test, failure analysis, assembly process development, yield improvement and module assembly. Today Celestica is providing advanced optical capabilities in nine facilities around the world. Customers include Cisco Systems, Juniper Networks, Lucent Technologies, NEC Corporation, Nortel Networks and Sycamore Networks. We announced a program with JDS Uniphase in 2000 where we began manufacturing optical amplifiers. This program is unique to Celestica because of its photonic complexity with a wide range of optical components integrated into its sub assembly. We introduced this program into our Toronto facility and quickly migrated production to our Thailand facility with a very successful start-up.

FUTURE TECHNOLOGY ROADMAP - Today, Celestica has over 2,500 engineers and has established centers of technology excellence in each of our major geographic regions around the world. We take a leadership role with our active participation in numerous industry and academic associations which allow us to share ideas and continue to build our knowledge base.


8  CELESTICA ANNUAL REPORT 2000

                       CELESTICA'S CUSTOMER RELATIONSHIPS
                          ARE BIASED TOWARDS THE MOST
                        ADVANCED AND HIGHEST COMPLEXITY
                            RANGE OF THEIR PRODUCTS.

                                    [PHOTO]

                                                             GLOBAL SUPPLY CHAIN
                                             DELIVERING SOPHISTICATED END-TO-END
                                        SUPPLY CHAIN SOLUTIONS FOR OUR CUSTOMERS

HOW CRITICAL TO OUR SUCCESS IS HAVING A WORLD-CLASS SUPPLY CHAIN ORGANIZATION? THE PERSPECTIVE: IN 2000, CELESTICA'S SUPPLY CHAIN ORGANIZATION PROCURED AND MANAGED OVER $8 BILLION IN COMPONENTS AND RELATED SERVICES FOR ITS CUSTOMERS.

SUPPLY CHAIN MANAGEMENT DRIVES THE EMS INDUSTRY - Celestica's global supply chain organization is responsible for the management and procurement of billions of dollars of components and related quality and manufacturing services. These components include items such as complex circuit boards, application specific integrated circuits, capacitors, resistors, plastics and system enclosures - all used in the manufacturing of customers' products around the world. Our global supply chain organization consists of thousands of professionals including engineers and other specialists in the areas of information technology, procurement, asset management and acquisition support and integration - who work on global, local site or customer specific execution teams.

While the challenges for this organization are complex at the best of times, the year 2000 was even more challenging as Celestica operated in an environment of strong global growth and chronic component shortages seen all year throughout the electronics industry. However, despite this challenging environment, the results for Celestica were outstanding as our supply chain organization was able to meet customer requirements on a global basis, which in turn drove significant revenue growth in all geographies.

[PHOTO]

DRIVERS OF CELESTICA'S SUPPLY CHAIN SUCCESS - The success of Celestica's supply chain management (SCM) is driven by multiple factors. Information Technology was at the core of Celestica's SCM success last year as we reaped the benefits of the investments made in this area. Our customers represent some of the largest global developers of information technology and communications systems and need to be able to do business with us seamlessly whether we are manufacturing for them in the U.S., Thailand, Italy or the Czech Republic. To meet these needs, Celestica utilizes an open-architecture enterprise resource planning (ERP) system that is enhanced with best-of-breed applications. Our core ERP engines (SAP and BPCS) are deployed globally and then enhanced with advanced supply chain tools such as I2 (material planning and manufacturing), Aspect and Matrix (engineering), SFDM (manufacturing) and Oracle (data management). These systems are integrated to not only allow our customers to operate in the same, seamless environment regardless of location, but they also allow us to control our production facilities and identify the components required. An extension of these systems is our investment in and deployment of advanced Business-to-Business (B2B) tools. These B2B tools allow Celestica to get even closer to its customers and suppliers in areas such as interactive design (Alventive, Inc.), design for manufacturability (E4Enet Incorporated), component procurement and dissipation (Partminer, Inc.) and order tracking and tracing (Capstan Systems).


10  CELESTICA ANNUAL REPORT 2000

                       IN 2000, CELESTICA'S SUPPLY CHAIN
                           ORGANIZATION PROCURED AND
                           MANAGED OVER $8 BILLION IN
                        COMPONENTS AND RELATED SERVICES.

                                    [PHOTO]

                                                             GLOBAL ORGANIZATION
                                         WE'VE BUILT A GLOBAL COMPANY TO SERVICE
                                             OUR CUSTOMERS ANYWHERE IN THE WORLD

HOW GLOBAL IS GLOBAL? FOR CELESTICA, BEING GLOBAL MEANS EXECUTING FOR OUR CUSTOMERS WITH OUR TEAM OF 30,000 EMPLOYEES IN 12 COUNTRIES IN 35 MANUFACTURING FACILITIES ENCOMPASSING 7 MILLION SQUARE FEET OF ADVANCED OPERATIONS CAPABILITIES.

TOP EXECUTION DURING SIGNIFICANT GROWTH - Celestica's global operations had exceptional performance in 2000 as they successfully helped drive $9.8 billion in revenue, 84% higher than the $5.3 billion in 1999. Each of our geographies contributed to this significant growth. The Americas - Canada, U.S., Mexico and Brazil - generated 62% of our production. Europe - U.K., Ireland, Italy and Czech Republic - generated 27% of our production. Asia-Thailand, China, Hong Kong and Malaysia - generated 11% of our production. Beyond revenue growth, our global operations helped contribute to the company's global margin expansion goals by focusing on improving utilization and implementing cost reduction activities through deployment of best practices.

[PHOTO]

STRATEGIC ACQUISITIONS - Revenue grew 84% in 2000. Organic revenue growth was 50% with the remaining 34% growth from acquisitions. We signed two three-year supply agreements with IBM with estimated annual revenue of approximately $1.5 billion which included the purchase of a facility in the U.S. and two in Italy. These operations expanded our high-end manufacturing and technology capabilities and made a significant contribution to our growth in areas such as servers. We also expanded our operations in Brazil, where we acquired a facility from NEC Corporation and signed a five-year supply agreement with estimated total revenue of $1.2 billion. This contributed to our communications revenue portfolio and, importantly, gave us very capable operations with a proven manufacturing track record in this market.

GLOBAL ACCOUNT TEAM FOCUS - In 2000, 85% of our revenue came from our top 10 customers. To support these strategic customers, we utilize global account teams to meet the significant and diverse manufacturing needs of each of these technology leaders. These teams - which are each led by a senior executive and could have anywhere from several hundred to several thousand employees engaged in the design and manufacturing of their products - allow us to present a smaller, focused organization with a single contact point to the customers. These global account teams were very successful in driving customer satisfaction levels higher and managing the significant growth rates achieved in 2000.


12  CELESTICA ANNUAL REPORT 2000

                               CELESTICA'S STRONG
                             PERFORMANCE WAS DRIVEN
                               BY CRISP EXECUTION
                              IN ALL GEOGRAPHIES.

                                    [PHOTO]

                                                           FINANCIAL PERFORMANCE
                                                  AN INTENSE FOCUS ON DELIVERING
                                                          ON OUR FINANCIAL GOALS

WE CONTINUED TO GROW AT A REMARKABLE PACE IN 2000. BUT WHAT'S MOST IMPORTANT TO US IS THAT DESPITE ALL THE CHALLENGES ASSOCIATED WITH DELIVERING SIGNIFICANT GROWTH, WE CONTINUED TO EXECUTE ON OUR GOALS FOR REVENUE GROWTH, MARGIN EXPANSION, EARNINGS GROWTH AND IMPROVING RETURNS.

REVENUE GROWTH - Celestica continued to have superior revenue growth in 2000. Revenue of $9.8 billion reflects an increase of 84% over 1999. With these results, the company virtually achieved its previous $10 billion revenue goal for 2001 one year ahead of schedule. Excluding acquisition-related revenue added in 2000, the company had an organic growth rate of 50% year-over-year. This also represented the third straight year of revenue growth in excess of 60%. The company has established a new interim revenue goal of $20 billion by 2003.

MARGIN EXPANSION - Celestica's focus on operating margin (EBIAT) continued to improve in 2000. EBIAT margin for the year was 3.7%, compared to 3.4% in 1999. Margin expansion was achieved sequentially in each quarter in 2000 and improved in each geography year over year. These improvements were reflective of better factory utilization and the continued implementation of cost management programs. We continue to make progress toward achieving our goal of greater than 5% operating margin by the year 2003.

[PHOTO]

EARNINGS GROWTH - With continuing strong top line growth and expanding margins, Celestica had even more impressive growth on its bottom line in 2000. Adjusted net earnings grew by 147% to $304 million while adjusted net earnings per share more than doubled to $1.44 per share, on a fully diluted basis in 2000 compared to $0.71 in 1999. In all four quarters in 2000, adjusted net earnings per share growth rates exceeded revenue growth rates on a year-over-year basis.

IMPROVING RETURNS - With the continued margin improvement shown in 2000, return on invested capital was virtually unchanged at 21.6% compared to 21.7% in 1999. This was achieved despite an extremely challenging component environment in 2000 that impacted asset velocity throughout the year. While annual performance was relatively flat, there was solid sequential improvement in returns, finishing the year with a very strong 26% in the fourth quarter. The company has set a goal to achieve return on invested capital of greater than 30% by 2003.

BALANCE SHEET STRENGTH - The company continued to maintain its strong financial position with a cash balance at the end of 2000 of $884 million. The company also had $500 million in undrawn credit facilities. Treating the company's convertible notes as debt (although these are presented as equity on the financial statements in accordance with Canadian generally accepted accounting principles requirements), the debt to capital ratio net of cash at the end of the year was 4%. This financial position gives Celestica considerable financing flexibility to support continued strong growth and acquisitions in the future. Celestica's financial strength was noted by both Standard and Poors and Moody's Investor Service who raised their credit ratings on Celestica to BB+ and Ba1 respectively. These ratings are just below investment grade and reflect the company's progress in moving steadily toward its goal of investment grade status.


14  CELESTICA ANNUAL REPORT 2000

CELESTICA DELIVERED STRONG
REVENUE GROWTH AND
MARGIN EXPANSION IN
EACH QUARTER IN 2000.

[PHOTO]

                                 2000 FINANCIAL
                                  INFORMATION

UNAUDITED QUARTERLY FINANCIAL HIGHLIGHTS
(in millions, except per share amounts)


                                                  FIRST     SECOND      THIRD     FOURTH     TOTAL
2000                                             QUARTER    QUARTER    QUARTER    QUARTER     YEAR
-----------------------------------------------------------------------------------------------------
REVENUE                                         $1,612.3   $2,091.9   $2,600.1   $3,447.8   $9,752.1
EBIAT (1)                                       $   52.6   $   72.3   $   98.4   $  138.6   $  361.9
%                                                    3.3%       3.5%       3.8%       4.0%       3.7%
NET EARNINGS                                    $   26.1   $   41.4   $   55.7   $   83.5   $  206.7
ADJUSTED NET EARNINGS (2)                       $   39.5   $   63.7   $   83.9   $  117.0   $  304.1
%                                                    2.4%       3.0%       3.2%       3.4%       3.1%
AVERAGE NET INVESTED CAPITAL                    $1,160.6   $1,518.2   $1,912.9   $2,131.3   $1,674.7
-----------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE # OF
SHARES OUTSTANDING (M)
         - BASIC                                   190.1      202.7      203.0      203.2      199.8
         - FULLY DILUTED                           204.1      216.8      223.8      228.5      217.9
BASIC EARNINGS PER SHARE                        $   0.14   $   0.20   $   0.26   $   0.39   $   1.01
FULLY DILUTED EARNINGS PER SHARE                $   0.14   $   0.20   $   0.26   $   0.38   $   0.99
FULLY DILUTED ADJUSTED NET EARNINGS PER SHARE   $   0.20   $   0.30   $   0.39   $   0.52   $   1.44
-----------------------------------------------------------------------------------------------------
ROIC (3)                                            18.1%      19.1%      20.6%      26.0%      21.6%

                                                  FIRST     SECOND      THIRD     FOURTH     TOTAL
1999                                             QUARTER    QUARTER    QUARTER    QUARTER     YEAR
-----------------------------------------------------------------------------------------------------
Revenue                                         $1,081.8   $1,249.7   $1,356.9   $1,608.8  $5,297.2
EBIAT (1)                                       $   33.0   $   41.3   $   47.0   $   59.0  $   180.3
%                                                    3.1%       3.3%       3.5%       3.7%       3.4%
Net earnings                                    $    9.5   $   13.2   $   19.5   $   26.2  $    68.4
Adjusted net earnings (2)                       $   21.9   $   27.5   $   32.6   $   41.0  $   123.0
%                                                    2.0%       2.2%       2.4%       2.5%       2.3%
Average net invested capital                    $  661.5   $  784.2   $  877.1   $  988.1  $   830.6
----------------------------------------------------------------------------------------------------
Weighted average # of
shares outstanding (M)
         - basic                                   154.7      168.2      168.6      177.0      167.2
         - fully diluted                           166.7      180.0      180.2      189.3      178.4
Basic earnings per share                        $   0.06   $   0.08   $   0.12   $   0.15  $    0.41
Fully diluted earnings per share                $   0.06   $   0.08   $   0.11   $   0.14  $    0.40
Fully diluted adjusted net earnings per share   $   0.13   $   0.16   $   0.18   $   0.22  $    0.71
-----------------------------------------------------------------------------------------------------
ROIC (3)                                            20.0%      21.1%      21.4%      23.9%      21.7%

(1) Earnings before interest, amortization of intangible assets, income taxes, integration costs related to acquisitions and other charges (also referred to as operating margin).

(2) Net earnings adjusted for amortization of intangible assets, integration costs related to acquisitions and other charges, net of related income taxes.

(3) ROIC is equivalent to EBIAT/average net invested capital. Net invested capital includes tangible assets and liabilities and excludes cash and debt.


                                               CELESTICA ANNUAL REPORT 2000  17

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements.

Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Annual Report, including, without limitation, statements containing the words believes, anticipates, estimates, expects, and words of similar import, constitute forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties which could cause actual results to differ materially from those anticipated in these forward-looking statements. Among the key factors that could cause such differences are: the level of overall growth in the electronics manufacturing services (EMS) industry; lower-than-expected customer demand; component constraints; variability of operating results among periods; dependence on the computer and communications industries; dependence on a limited number of customers; and the ability to manage expansion, consolidation and the integration of acquired businesses. These and other factors are discussed in the Company's filings with SEDAR and the U.S. Securities and Exchange Commission.

GENERAL
Celestica is a leading provider of electronics manufacturing services to OEMs worldwide and is the third-largest EMS provider in the world with 2000 revenue of $9.8 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products.

At January 30, 2001, Celestica operated 34 facilities in 12 countries. During 1998, Celestica operated 18 facilities across North America and Europe. The acquisition of IMS in December 1998 provided the Company with an immediate and major presence in Asia, increasing the number of facilities to 23. Seven facilities were added in 1999 through five acquisitions and two greenfield establishments. In 2000, seven facilities were added through four acquisitions and one greenfield, and three smaller facilities were consolidated.

In 1998 and 1999, Celestica completed three equity offerings, including its initial public offering, issuing a total of 81.9 million subordinate voting shares for net proceeds (after tax) of $1.1 billion. The net proceeds from the initial public offering were used to prepay a significant portion of Celestica's debt. The net proceeds of the subsequent offerings were used to fund organic and acquisition-related growth. In March 2000, Celestica issued 16.6 million subordinate voting shares for net proceeds (after tax) of $740.1 million, which provided Celestica with additional flexibility to support its growth strategy. In August 2000, Celestica completed an offering of 20-year Liquid Yield Option(TM) Notes, or LYONs, for net proceeds (after tax) of $850.4 million. The LYONs are recorded as an equity instrument pursuant to Canadian GAAP. See "Convertible Debt." The Company's net debt to capitalization ratio decreased from 57% at July 1998 to negative 28% at December 31, 2000.

In December 1999, the Company completed a two-for-one stock split of the subordinate voting and multiple voting shares by way of a stock dividend. All historical share and per share information has been restated to reflect the effects of this stock split on a retroactive basis.

Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in
Note 24 to the Consolidated Financial Statements.

ACQUISITIONS
A significant portion of Celestica's growth has been generated by the strengthening of its customer relationships and increases in the breadth of its service offerings through facility and business acquisitions completed since the beginning of 1997.

During 1997 and 1998, Celestica completed 12 acquisitions and established one greenfield operation. In 1999, Celestica completed five acquisitions and established two greenfield operations. In 2000, Celestica completed four acquisitions.

In April 1999, Celestica acquired Signar SRO from Gossen-Metrawatt GmbH ("Gossen-Metrawatt") in the Czech Republic, which provided Celestica with a strategic presence in a low-cost geography in Central Europe. In connection with the acquisition, Celestica entered into a long-term supply and cooperation agreement with Gossen-Metrawatt. In September 1999, Celestica acquired VXI Electronics, Inc. in Milwaukie, Oregon, which enhanced the Company's power systems product and service operations in North America and expanded its customer base. In October 1999, Celestica acquired certain assets related to Hewlett-Packard's Healthcare Solutions Group's printed circuit board assembly operations in Andover, Massachusetts. This acquisition enhanced the Company's presence in the Northeast region of the United States and provided further product diversification into the medical equipment market segment. In December 1999, Celestica acquired EPS Wireless, Inc. in Dallas, Texas. Also in December 1999, Celestica acquired certain assets of Fujitsu-ICL's repair business in Dallas, Texas. These acquisitions enhanced the Company's repair capabilities in North America and diversified its relationships with its customers. The aggregate purchase price paid by the Company for acquisitions in 1999 was $65.1 million. In June 1999, Celestica established greenfield operations in Brazil and Malaysia.


18  CELESTICA ANNUAL REPORT 2000

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $470.0 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. The Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services, with estimated annual revenue of approximately $1.5 billion. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. Approximately 1,800 employees joined Celestica.

In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market, with estimated revenue of approximately $1.2 billion over the five-year term of the agreement. Approximately 680 employees joined Celestica. This acquisition enhanced the Company's presence in South America and put Celestica in a leadership position with communications and Internet infrastructure customers. In August 2000, the Company acquired Bull Electronics Inc., the North American contract manufacturing operation of Groupe Bull of France. The operations, which are located in Lowell, Massachusetts, have enhanced the Company's service offerings in the New England area. The Company has moved its printed circuit board assembly operation from Andover into this Lowell facility, resulting in lower infrastructure costs. In November 2000, Celestica acquired NEC Technologies (UK) Ltd., in Telford, UK, which enhanced the Company's wireless communications capacity in Europe. The aggregate price for these three acquisitions in 2000 was $169.8 million. In 2000, Celestica established a greenfield operation in Singapore.

Celestica's 21 acquisitions and the four greenfield operations completed through January 30, 2001 had purchase prices, or initial investment costs, in the case of greenfield operations, ranging from $2.5 million to $470.0 million, totalling $1,203.7 million. Celestica continues to examine numerous acquisition opportunities in order to:

- create strategic relationships with new customers and diversify end-product programs with existing customers;

- expand its capacity in selected geographic regions to take advantage of existing infrastructure or low cost manufacturing;

- diversify its customer base to serve a wide variety of end-markets with increasing emphasis on the communications sector;

- broaden its product and service offerings; and

- optimize its global positioning.

In December 2000, the Company announced that it had entered into agreements with Motorola Inc. to purchase certain assets in Dublin, Ireland and Mt. Pleasant, Iowa. These agreements are expected to close in the first quarter of 2001. See "Recent Developments."

Consistent with its past practices and as a normal course of business, Celestica is engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in the computer and communication industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue its current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS
Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability, and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

Celestica's contracts with its key customers generally provide a framework for its overall relationship with the customer. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs, and relative mix of value add products and services. The level and timing of a customer's orders will vary due to the customer's attempt to balance its inventory, changes in its manufacturing strategy and variation in demand for its products. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.


                                                CELESTICA ANNUAL REPORT 2000  19

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

                                                 YEAR ENDED DECEMBER 31,
                                               1998       1999       2000
--------------------------------------------------------------------------
Revenue                                       100.0%     100.0%     100.0%
Cost of sales                                  92.9       92.8       92.9
--------------------------------------------------------------------------
Gross profit                                    7.1        7.2        7.1
Selling, general and administrative expenses    4.0        3.8        3.3
Amortization of intangible assets               1.4        1.0        1.0
Integration costs related to acquisitions       0.3        0.2        0.2
Other charges                                   2.0        0.0        0.0
--------------------------------------------------------------------------
Operating income (loss)                        (0.6)       2.2        2.6
Interest expense (income), net                  1.0        0.2       (0.2)
--------------------------------------------------------------------------
Earnings (loss) before income taxes            (1.6)       2.0        2.8
Income taxes (recovery)                        (0.1)       0.7        0.7
--------------------------------------------------------------------------
Net earnings (loss)                            (1.5)%      1.3%       2.1%
--------------------------------------------------------------------------


ADJUSTED NET EARNINGS INCREASES
(IN MILLIONS)

[GRAPHIC]

1998     $45.3
1999     $123.0
2000     $304.1

ADJUSTED NET EARNINGS
As a result of the significant number of acquisitions made by Celestica over the past four years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (the write-down of intellectual property and goodwill and the write-off of deferred financing costs and debt redemption fees) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. The following table reconciles net earnings (loss) to adjusted net earnings:

                                                  YEAR ENDED DECEMBER 31,
                                                       (IN MILLIONS)
                                                1998        1999       2000
-----------------------------------------------------------------------------
Net earnings (loss)                            $(48.5)     $ 68.4     $206.7
Amortization of intangible assets                45.4        55.6       88.9
Integration costs related to acquisitions         8.1         9.6       16.1
Other charges                                    64.7           -          -
Income tax effect of above                      (24.4)      (10.6)      (7.6)
-----------------------------------------------------------------------------
Adjusted net earnings                          $ 45.3      $123.0     $304.1
-----------------------------------------------------------------------------
As a percentage of revenue                        1.4%        2.3%       3.1%
-----------------------------------------------------------------------------

REVENUE
Revenue increased $4,454.9 million, or 84.1%, to $9,752.1 million in 2000 from $5,297.2 million in 1999. This increase resulted from growth achieved both organically and through strategic acquisitions. This growth was driven primarily by customers in the communications and server industries. The Company defines organic revenue as revenue which excludes business from operations acquired in the preceding 12 months. Organic revenue growth in 2000 was 49.8% and represented approximately 59.2% of the total year-over-year growth. Organic growth came from growth in existing business and new customers across all geographic segments. The IBM acquisition accounted for the majority of the acquisition growth in 2000. Revenue from the Americas operations grew $2,684.8 million, or 74.8%, to $6,272.4 million in 2000 from $3,587.6 million in 1999. Revenue from European operations grew $1,714.7 million, or 154.7%, to $2,823.3 million in 2000 from $1,108.6 million in 1999. The Italian facilities generated over half of Europe's increase from the prior year, with the remainder due to an overall increase in Europe's base business. Revenue from Asian operations increased $431.7 million, or 60.8%, to $1,141.9 million in 2000 from $710.2 million in 1999. Inter-segment revenue in 2000 was $485.5 million, compared to $109.1 million in 1999. Revenue from customers in the communications industry in 2000 increased to 31% of revenue, compared to 25% of revenue in 1999. This increase is consistent with the Company's strategy to increase the portion of its revenue from customers in the communications industry. Revenue from customers in the server-related business in 2000 increased to 33% of revenue, compared to 25% of revenue in 1999, mainly as a result of the IBM acquisition in 2000.


20  CELESTICA ANNUAL REPORT 2000

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Revenue increased $2,048.0 million, or 63.0%, to $5,297.2 million in 1999 from $3,249.2 million in 1998. This increase resulted from growth achieved both organically and through strategic acquisitions. Organic revenue growth in 1999 was 37.9% and represented 60.2% of the total year-to-year growth. The organic growth resulted from new program wins with existing and new customers across the Canadian, U.S. and European geographic segments. Revenue from Asian operations was not considered part of the organic growth since the operations were acquired at the end of 1998. Revenue from the Americas operations grew $1,087.7 million, or 43.5%, to $3,587.6 million in 1999 from $2,499.9 million in 1998, substantially all through organic growth with new program wins from both existing and new customers. Revenue from European operations grew $359.3 million, or 48.0%, to $1,108.6 million in 1999 from $749.3 million in 1998. Celestica Asia (formerly IMS) contributed $710.2 million in revenue in 1999 after acquisition on December 30, 1998. Inter-segment revenue in 1999 was $109.1 million compared to no inter-segment revenue in 1998. Acquisitions completed in 1999 together with the IMS acquisition contributed $816.4 million of revenue in 1999 with the majority of revenue being from Asian (formerly IMS) operations. Revenue from customers in the communications industry increased to 25% of revenue in 1999 compared to 16% of revenue in 1998.

STRONG REVENUE GROWTH
(IN BILLIONS)

[GRAPHIC]

1998      $3.2
1999      $5.3
2000      $9.8

The following customers represented more than 10% of total revenue for each of the indicated years:


                                             1998     1999     2000
-------------------------------------------------------------------
Sun Microsystems                                y        y        y
IBM                                             y                 y
Hewlett-Packard                                 y        y
Cisco Systems                                            y
-------------------------------------------------------------------

Celestica's top five customers represented in the aggregate 68.5% of total revenue in 2000 compared to 67.6% in 1999 and 71.8% in 1998. The Company is dependent upon continued revenue from its top five customers. There can be no guarantee that revenue from these or any other customers will not increase or decrease as a percentage of consolidated revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations.

GROSS PROFIT
Gross profit increased $305.5 million, or 79.9%, to $688.0 million in 2000 from $382.5 million in 1999. Gross margin decreased to 7.1% in 2000 from 7.2% in 1999. Gross margin has decreased as a result of a change in product mix and start-up costs for new programs, particularly in Mexico.

Gross profit increased $152.0 million, or 65.9%, to $382.5 million in 1999 from $230.5 million in 1998. Gross margin increased to 7.2% in 1999 from 7.1% in 1998. The improvement in gross profit and gross margin was due to improved cost management, supply-chain initiatives and increased facility utilization levels in Canada, the United States and Europe, offset by lower Asian margins, greenfield start-up operations in Brazil, Malaysia and Mexico and new product introductions.

For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions, and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased $123.9 million, or 61.3%, in 2000 to $326.1 million (3.3% of revenue) from $202.2 million (3.8% of revenue) in 1999. The increase in expenses was a result of increased staffing levels and higher selling, marketing and administrative costs to support sales growth, as well as the impact of expenses incurred by operations acquired during 1999 and 2000. Selling, general and administrative expenses increased at a slower rate than revenue in 2000.

SEQUENTIAL SG &A
(PERCENTAGE OF REVENUE)

[GRAPHIC]

1998     4.0%
1999     3.8%
2000     3.3%


                                                CELESTICA ANNUAL REPORT 2000  21

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Selling, general and administrative expenses increased $71.7 million, or 54.9%, to $202.2 million (3.8% of revenue) in 1999 from $130.5 million (4.0% of revenue) in 1998. The increase in expenses was a result of increased staffing levels and higher selling, marketing and administrative costs to support the sales growth of the Company, as well as the impact of expenses incurred by operations acquired during 1998 and 1999.

Research and development costs remained flat at $19.5 million (0.2% of revenue) in 2000 compared to $19.7 million (0.4% of revenue) in 1999 and $19.8 million (0.6% of revenue) in 1998.

INTANGIBLE ASSETS AND AMORTIZATION
Amortization of intangible assets increased $33.3 million, or 59.9%, to $88.9 million in 2000 from $55.6 million in 1999. This increase is attributable to the intangible assets arising from the 1999 and 2000 acquisitions, with the largest portion relating to the IBM and NEC acquisitions. The excess of the purchase price paid over the fair value of tangible assets acquired in the five acquisitions completed in 1999 and the four acquisitions completed in 2000 totalled $348.9 million and has been allocated to goodwill, intellectual property and other intangible assets.

Amortization of intangible assets increased $10.2 million, or 22.5%, to $55.6 million in 1999 from $45.4 million in 1998. This increase is attributable to the intangible assets arising from the 1998 and 1999 acquisitions, with the largest portion relating to the intangible assets arising from the IMS acquisition.

At December 31, 2000, intangible assets represented 9.7% of Celestica's total assets compared to 13.8% at December 31, 1999.

INTEGRATION COSTS RELATED TO ACQUISITIONS
Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

Integration costs were $16.1 million in 2000 compared to $9.6 million in 1999 and $8.1 million in 1998. The integration costs incurred in 2000 relate primarily to the IBM and NEC acquisitions.

Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2001 as it completes the integration of its 2000 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES
Other charges are non-recurring items or items that are unusual in nature. Celestica did not incur any other charges in 1999 or 2000.

Other charges in 1998 totalled $64.7 million and is comprised of a write-down of the carrying value of intellectual property and goodwill amounting to $41.8 million, the write-off of deferred financing costs and debt redemption fees of $17.8 million and other charges of $5.1 million.

INTEREST INCOME, NET
Interest income, net of interest expense, in 2000 amounted to $19.0 million. The Company incurred net interest expense of $10.7 and $32.2 million in 1999 and 1998, respectively. Cash balances were higher in 2000 compared to 1999 due to the timing and size of the public offerings. In 2000, the Company earned interest income on its cash balance which more than offset the interest expense incurred on the Company's Senior Subordinated Notes. In 1999, the Company earned less interest income to offset against the higher interest expense. In 1998, the Company incurred higher interest expense due to higher debt levels. Debt was used to finance acquisitions in the first half of 1998 and the growth in operations. Debt levels for the second half of 1998 were lower due to proceeds from the initial public offering in July 1998.

INCOME TAXES

Income tax expense in 2000 was $69.2 million, reflecting an effective tax rate of 25%. This is compared to an income tax expense of $36.0 million in 1999, or an effective tax rate of 34.5%, and a net income tax recovery of $2.0 million in 1998, which arose on recognizing the tax benefit of net operating losses in 1998. Commencing in the second half of 1999, the Company's effective tax rate decreased from 39% to 32%. In the second quarter of 2000, the effective tax rate decreased further to 24%. Celestica believes this tax rate is sustainable for the foreseeable future. The decrease in the Company's effective tax rates is attributable to the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include special tax holidays or similar tax incentives that Celestica has negotiated with the respective tax authorities.

Celestica has recognized a net deferred tax asset at December 31, 2000 of $83.5 million ($45.4 million at December 31, 1999), which relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income (in excess of $265 million) in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. These losses will expire over a 15 year period commencing in 2006.


22 CELESTICA ANNUAL REPORT 2000

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CONVERTIBLE DEBT

In August 2000, Celestica issued LYONs with a principal amount at maturity of $1,813.6 million, payable August 1, 2020. The Company received gross proceeds of $862.9 million and incurred $12.5 million in underwriting commissions, net of tax of $6.9 million. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1,000 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs, or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

The Company has recorded the LYONs as an equity instrument pursuant to Canadian GAAP. The LYONs are bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings. Under U.S. GAAP, the LYONs are classified as a long-term liability and, accordingly, the accrued yield on the LYONs during any period (at 3.75% per year) is classified as interest expense for that period.

To calculate basic earnings per share for Canadian GAAP, the accretion of the convertible debt is deducted from net earnings for the period to determine earnings available to shareholders.

LIQUIDITY AND CAPITAL RESOURCES
For the year ended December 31, 2000, Celestica used cash of $85.1 million from operating activities, principally to support higher working capital requirements relating to revenue growth, which was offset by cash generated from operations. Investing activities in 2000 included capital expenditures of $282.8 million and $634.7 million for acquisitions. The acquisitions included IBM's assets in Minnesota and Italy, NDB Industrial Ltda. in Brazil, Bull Electronics Inc. in Massachusetts and NEC Technologies (UK) Ltd. in the UK. In March 2000, Celestica completed an equity offering and issued 16.6 million subordinate voting shares, for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million (pre-tax). In August 2000, Celestica completed the LYONs offering, raising gross proceeds of $862.9 million less underwriting commissions of $19.4 million (pre-tax).

For the year ended December 31, 1999, Celestica's operating activities utilized $94.4 million in cash. Investing activities in 1999 included capital expenditures of $211.8 million and $64.8 million for acquisitions. In 1999, Celestica completed two equity offerings, issuing 34.5 million subordinate voting shares for gross proceeds of $751.6 million less expenses and underwriting commissions of $34.3 million (pre-tax).

CAPITAL RESOURCES
Celestica has two $250 million global, unsecured, revolving credit facilities totalling $500 million, each provided by a syndicate of lenders. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The credit facilities are available until April 2003 and July 2003, respectively. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at December 31, 2000.

The only other financial covenant in effect is a debt incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes.

Celestica was in compliance with all debt covenants as at December 31, 2000.

During the year, Celestica's public credit ratings were upgraded by both Standard and Poors and by Moody's Investors Service. Standard and Poor's senior corporate credit rating for Celestica is BB+ with a stable outlook. Moody's senior implied rating for Celestica is Ba1, also with a stable outlook.

NET DEBT TO CAPITALIZATION STRENGTHENS
(PERCENTAGE)

[GRAPHIC]

1998      11%
1999     -17%
2000     -28%


                                                CELESTICA ANNUAL REPORT 2000  23

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its global, unsecured, revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2001 to be approximately $300 million to $350 million. At December 31, 2000, Celestica had committed $56 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are primarily denominated in Canadian dollars, British pounds sterling, Euros and Mexican pesos. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At December 31, 2000, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $653 million with expiry dates up to May 2002. The fair value of these contracts at December 31, 2000 was an unrealized gain of $7.5 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos and Euros at future dates. In general, these contracts extend for periods of less than 18 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

BACKLOG
Although Celestica obtains firm purchase orders from its customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. Celestica does not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or cancelled.

RECENT DEVELOPMENTS
In December 2000, the Company announced that it had entered into agreements providing for a strategic EMS alliance with Motorola, Inc., of Schaumburg, Illinois. Celestica will acquire Motorola's manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa for a purchase price of approximately $70 million. Celestica has also entered into a three-year supply agreement with an estimated revenue of more than $1 billion over the three-year period. Approximately 1,200 employees will join Celestica. The acquisition is expected to close in the first quarter of 2001.

EURO CONVERSION

As of January 1, 2001, 12 of the 15 member countries of the European Union (the participating countries) had established fixed conversion rates between their existing sovereign currencies and the Euro. For three years after the introduction of the Euro, the participating countries can perform financial transactions in either the Euro or their original local currencies. This will result in a fixed exchange rate among the participating countries, whereas the Euro (and the participating countries' currencies in tandem) will continue to float freely against the U.S. dollar and currencies of other non-participating countries.

Management continuously monitors and evaluates the effects of the Euro conversion on the Company. Celestica does not believe that significant modifications of its information technology systems are needed in order to handle Euro transactions and reporting. The Company has modified its hedging policies to take the Euro conversion into account. While the Company currently believes that the effects of the conversion do not and will not have a material adverse effect on the Company's business and operations, there can be no assurances that such conversion will not have a material adverse effect on the Company's results of operations and financial position due to competitive and other factors that may be affected by the conversion and that cannot be predicted by the Company.

RECENT ACCOUNTING DEVELOPMENTS
The SEC issued Staff Accounting Bulletins (SAB) 101 and 101A in December 1999 and 101B in June 2000, "Revenue Recognition," which provided guidelines in applying generally accepted accounting principles to revenue recognition in financial statements and was to be implemented as of the fourth quarter of 2000. The Company believes that its revenue recognition practices are consistent with these guidelines.

The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company will implement SFAS No. 133 for its first quarter ended March 31, 2001 for purposes of the U.S. GAAP reconciliation. In accordance with the new standard, the Company will account for its existing foreign currency contracts as cash flow hedges. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7,498 and a corresponding credit to other comprehensive income as a cumulative-effect type adjustment to reflect the initial mark-to-market on the foreign currency contracts. The Company expects to release $6,477 of the gain to earnings in the next 12 months as the related hedged items are recognized in earnings.


24  CELESTICA ANNUAL REPORT 2000

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and in other sections of this Annual Report.

The Company maintains appropriate processes to ensure that relevant and reliable financial information is produced. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and overseeing management's performance of its financial reporting responsibilities. An Audit Committee of three non-management Directors is appointed by the Board.

The Audit Committee reviews the Consolidated Financial Statements, adequacy of internal controls, audit process and financial reporting with management and with the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited Consolidated Financial Statements for publication.

KPMG LLP, the Company's external auditors, who are appointed by the shareholders, audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards to enable them to express to the shareholders their opinion on the Consolidated Financial Statements. Their report is set out below.


/s/ ANTHONY P. PUPPI
-------------------------
Anthony P. Puppi
Executive Vice-President,
Chief Financial Officer
January 22, 2001


AUDITORS' REPORT

TO THE SHAREHOLDERS OF CELESTICA INC.

We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 1999 and 2000 and the consolidated statements of earnings (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles, which, except as described in note 24, also conform, in all material respects, with generally accepted accounting principles in the United States.


/s/ KPMG LLP
----------------------
Chartered Accountants
Toronto, Canada
January 22, 2001

                                               CELESTICA ANNUAL REPORT 2000  25

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF U.S. DOLLARS)

                                                                       AS AT DECEMBER 31,
                                                                           1999         2000
--------------------------------------------------------------------------------------------
ASSETS
Current assets:
         Cash and short-term investments                             $  371,522   $  883,757
         Accounts receivable (note 4)                                   700,775    1,785,716
         Inventories (note 5)                                           722,333    1,664,304
         Prepaid and other assets                                        37,501      138,830
         Deferred income taxes                                           19,182       48,357
--------------------------------------------------------------------------------------------
                                                                      1,851,313    4,520,964
Capital assets (note 6)                                                 365,447      633,438
Intangible assets (note 7)                                              367,553      578,272
Other assets (note 8)                                                    71,277      205,311
--------------------------------------------------------------------------------------------
                                                                     $2,655,590   $5,937,985
--------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Accounts payable                                            $  613,110   $1,730,460
         Accrued liabilities                                            205,100      466,310
         Income taxes payable                                            23,257       52,572
         Deferred income taxes                                            6,997        7,702
         Current portion of long-term debt (note 9)                       2,654        1,364
--------------------------------------------------------------------------------------------
                                                                        851,118    2,258,408
Accrued post-retirement benefits (note 17)                               10,007       38,086
Long-term debt (note 9)                                                 131,543      130,581
Other long-term liabilities                                                 890        3,000
Deferred income taxes                                                     3,891       38,641
--------------------------------------------------------------------------------------------
                                                                        997,449    2,468,716
Shareholders' equity                                                  1,658,141    3,469,269
--------------------------------------------------------------------------------------------
                                                                     $2,655,590   $5,937,985
--------------------------------------------------------------------------------------------

Commitments and contingencies (notes 19 and 20)
Subsequent event (note 23)
Canadian and United States accounting policy differences (note 24)


On behalf of the Board:



/s/ ROBERT L. CRANDALL     /s/ EUGENE V. POLISTUK
----------------------     ----------------------
Robert L. Crandall         Eugene V. Polistuk
Director                   Director


See accompanying notes to consolidated financial statements.



26  CELESTICA ANNUAL REPORT 2000

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                             YEAR ENDED DECEMBER 31,
                                                                        1998           1999           2000
-------------------------------------------------------------------------------------------------------------

Revenue                                                             $ 3,249,200    $ 5,297,233    $ 9,752,075
Cost of sales                                                         3,018,665      4,914,674      9,064,074
-------------------------------------------------------------------------------------------------------------
Gross profit                                                            230,535        382,559        688,001
-------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses (note 12)                  130,565        202,215        326,052
Amortization of intangible assets (note 7)                               45,372         55,569         88,939
Integration costs related to acquisitions (note 13)                       8,123          9,616         16,103
Other charges (note 14)                                                  64,743           --             --
-------------------------------------------------------------------------------------------------------------
                                                                        248,803        267,400        431,094
-------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                 (18,268)       115,159        256,907
Interest on long-term debt                                               38,959         17,300         17,767
Interest income, net                                                     (6,710)        (6,631)       (36,750)
-------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                                     (50,517)       104,490        275,890
-------------------------------------------------------------------------------------------------------------
Income taxes (note 15):
         Current                                                         15,047         30,735         80,128
         Deferred (recovery)                                            (17,093)         5,329        (10,917)
-------------------------------------------------------------------------------------------------------------
                                                                         (2,046)        36,064         69,211
-------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                 $   (48,471)   $    68,426    $   206,679
-------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                                     $     (0.47)   $      0.41    $      1.01
Fully diluted earnings per share                                            N/A    $      0.40    $      0.99
Weighted average number of shares outstanding
         - basic (in thousands)                                         102,992        167,195        199,786
         - fully diluted (in thousands)                                     N/A        178,428        217,907
Net earnings (loss) in accordance with U.S. GAAP (note 24)          $   (54,717)   $    66,526
                                                                                                  $   197,368
Basic earnings (loss) per share, in accordance with
         U.S. GAAP (note 24)                                        $     (0.53)   $      0.40    $      0.99
Diluted earnings per share, in accordance with
         U.S. GAAP (note 24)                                                N/A    $      0.38    $      0.96

N/A - Fully diluted loss per share has not been disclosed as the effect of the potential conversion of dilutive securities is anti-dilutive

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS OF U.S. DOLLARS)


                                                                                 FOREIGN
                                       CONVERTIBLE                  RETAINED     CURRENCY       TOTAL
                                          DEBT     CAPITAL STOCK    EARNINGS   TRANSLATION  SHAREHOLDERS'
                                        (NOTE 10)    (NOTE 11)      (DEFICIT)   ADJUSTMENT      EQUITY
---------------------------------------------------------------------------------------------------------

Balance -- December 31, 1997             $   --       $367,417      $ (3,747)    $  (444)    $  363,226
Shares issued, net (note 11)                 --        535,197          --          --          535,197
Shares to be issued (note 11)                --          9,460          --          --            9,460
Currency translation                         --           --            --          (146)          (146)
Net loss for the year                        --           --         (48,471)       --          (48,471)
---------------------------------------------------------------------------------------------------------
Balance -- December 31, 1998                 --        912,074       (52,218)       (590)       859,266
Shares issued, net (note 11)                 --        734,003          --          --          734,003
Currency translation                         --           --            --        (3,554)        (3,554)
Net earnings for the year                    --           --          68,426        --           68,426
---------------------------------------------------------------------------------------------------------
Balance -- December 31, 1999                 --      1,646,077        16,208      (4,144)     1,658,141

Convertible debt issued, net (note 10)    850,372         --            --          --          850,372
Convertible debt accretion, net of tax
         (note 10)                         10,175         --          (5,375)       --            4,800
Shares issued, net (note 11)                 --        749,337          --          --          749,337
Currency translation                         --           --            --           (60)           (60)
Net earnings for the year                    --           --         206,679        --          206,679
---------------------------------------------------------------------------------------------------------
BALANCE -- DECEMBER 31, 2000             $860,547   $2,395,414      $217,512     $(4,204)    $3,469,269
---------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements


                                               CELESTICA ANNUAL REPORT 2000  27

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF U.S. DOLLARS)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                         1998            1999          2000
-------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATIONS:
         Net earnings (loss)                                        $   (48,471)   $    68,426    $   206,679
         Items not affecting cash:
                  Depreciation and amortization                          86,935        126,544        212,500
                  Deferred income taxes                                 (17,093)         5,329        (10,917)
                  Other charges                                          64,743           --             --
                  Other                                                  (1,255)        (2,987)        (4,336)
-------------------------------------------------------------------------------------------------------------
         Cash from earnings                                              84,859        197,312        403,926
-------------------------------------------------------------------------------------------------------------
         Changes in non-cash working capital items:
                  Accounts receivable                                   (13,256)      (227,664)      (995,337)
                  Inventories                                           (50,732)      (265,006)      (656,713)
                  Other assets                                           (6,783)         1,763        (94,709)
                  Accounts payable and accrued liabilities               53,643        194,583      1,230,414
                  Income taxes payable                                   13,847          4,655         27,293
-------------------------------------------------------------------------------------------------------------
         Non-cash working capital changes                                (3,281)      (291,669)      (489,052)
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operations                                    81,578        (94,357)       (85,126)
-------------------------------------------------------------------------------------------------------------

INVESTING:
         Acquisitions, net of cash acquired                             (48,678)       (64,778)      (634,684)
         Purchase of capital assets                                     (65,770)      (211,831)      (282,780)
         Other                                                           (5,241)          (648)       (59,511)
-------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                      (119,689)      (277,257)      (976,975)
-------------------------------------------------------------------------------------------------------------

FINANCING:
         Bank indebtedness                                                 (890)          --           (8,631)
         Repayments of long-term debt                                  (423,226)        (9,978)        (2,252)
         Deferred financing costs                                        (2,179)        (1,495)          (143)
         Debt redemption fees                                            (8,596)          --             --
         Issuance of convertible debt                                      --             --          862,865
         Convertible debt issue costs, pre-tax                             --             --          (19,405)
         Issuance of share capital                                      423,715        758,176        766,583
         Share issue costs, pre-tax                                     (26,906)       (34,271)       (26,788)
         Other                                                            1,862         (1,017)         2,107
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                         (36,220)       711,415      1,574,336
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                             (74,331)       339,801        512,235
Cash, beginning of year                                                 106,052         31,721        371,522
-------------------------------------------------------------------------------------------------------------
Cash, end of year                                                   $    31,721    $   371,522    $   883,757
-------------------------------------------------------------------------------------------------------------
Supplemental information
         Paid during the year:
                  Interest                                          $    38,959    $    17,240    $    15,944
                  Taxes                                             $     5,024    $    26,080    $    55,019

Non-cash financing activities:
Convertible debt accretion, net of tax (note 10)                    $      --      $      --      $     5,375

Cash is comprised of cash and short-term investments.

See accompanying notes to consolidated financial statements.


28  CELESTICA ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

1. NATURE OF BUSINESS:
The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company operates 34 facilities located in the United States, Canada, Mexico, United Kingdom, Ireland, Italy, Thailand, China, Hong Kong, Czech Republic, Brazil, Singapore and Malaysia.

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada and, except as outlined in note 24, are, in all material respects, in accordance with accounting principles generally accepted in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES:

(A) PRINCIPLES OF CONSOLIDATION:
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company transactions and balances are eliminated on consolidation.

(B) REVENUE:
Revenue is comprised of product sales and service revenue earned from engineering, design and repair services. Revenue from product sales is recognized upon shipment of the goods recorded. Service revenue is recognized as services are performed.

(C) CASH AND SHORT-TERM INVESTMENTS:
Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

(D) INVENTORIES:
Inventories are valued on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add.

(E) CAPITAL ASSETS:
Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

Buildings                                    25 years
Buildings/leasehold improvements             Up to 25 years or term of lease
Office equipment                             5 years
Machinery and equipment                      5 years
Software                                     1 to 5 years

(F) INTANGIBLE ASSETS:
Intangible assets are comprised of goodwill, other intangible assets representing the excess of cost over the fair value of tangible assets acquired in facility acquisitions and intellectual property, including process know-how. Goodwill and other intangible assets are amortized on a straight-line basis over 10 years and intellectual property over 5 years.

(G) IMPAIRMENT OF LONG-LIVED ASSETS:
The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is assessed by comparison of the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

The Company assesses the recoverability of enterprise level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted projected future net cash flows of the acquired operation. An impairment in the value of intellectual property is assessed based on projected future net cash flows.

(H) PENSION AND NON-PENSION, POST-RETIREMENT BENEFITS:
The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The net actuarial gain (loss) is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans is 14 years for 1999 and 2000. The average remaining service period of active employees covered by the other retirement benefit plans is 21 years for 1999 and 2000.

(I) DEFERRED FINANCING COSTS:
Costs incurred relating to the issuance of long-term debt are deferred and amortized over the term of the related debt.


                                               CELESTICA ANNUAL REPORT 2000  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

(J) INCOME TAXES:
The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

(K) FOREIGN CURRENCY TRANSLATION:
The functional currency of all the Company's subsidiaries is the United States dollar. Prior to January 1, 2000, the functional currency of Celestica U.K. was the British pound sterling whose accounts were translated into U.S. dollars using the current rate method. Assets and liabilities were translated at the year-end exchange rate and revenue and expenses were translated at average exchange rates. Gains and losses arising from the translation of financial statements of foreign operations were deferred in the foreign currency translation adjustment account included as a separate component of shareholders' equity.

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses arising from the translation of long-term monetary assets and liabilities are deferred and amortized on a straight-line basis over the remaining life of the asset or liability. All other exchange gains or losses are reflected in the consolidated statements of earnings (loss). At December 31, 1999 and 2000, there were no deferred foreign exchange gains or losses associated with long-term monetary assets and liabilities.

The Company enters into forward exchange contracts to hedge certain firm purchase commitments. Gains and losses on hedges of firm commitments are included in the cost of the hedged transactions when they occur.

(L) RESEARCH AND DEVELOPMENT:
The Company annually incurs costs on activities that relate to research and development which are expensed as incurred unless development costs meet certain criteria for capitalization.

(M) USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(N) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:
In December 2000, the Canadian Institute of Chartered Accountants released
Section 3500, "Earnings per share," which will be effective for the Company's first quarter ended March 31, 2001. The standard will require the use of the treasury stock method for calculating diluted earnings per share, consistent with United States generally accepted accounting principles. Had the Company applied the new standard in 2000, the calculation of 2000 diluted earnings per share would have been $0.98 per share.

3. ACQUISITIONS:
During 1999 and 2000 the Company completed certain acquisitions which were accounted for as purchases. The results of operations of the net assets acquired are included in these financial statements from their respective dates of acquisition.

1999 ACQUISITIONS:
In April 1999, the Company acquired 100% of the issued and outstanding shares of Signar SRO from Gossen-Metrawatt GmbH in the Czech Republic. In September 1999, the Company acquired 100% of the issued and outstanding shares of VXI Electronics, Inc. in Milwaukie, Oregon. In October 1999, the Company acquired certain assets of a manufacturing facility in Andover, Massachusetts from Hewlett-Packard Company. In December 1999, the Company acquired 100% of the issued and outstanding shares of EPS Wireless, Inc. from Preferred Networks Inc. and certain assets of a repair facility from Fujitsu-ICL Systems Inc., both in Dallas, Texas. The total purchase price for these acquisitions of $65,094 was financed with cash.

Details of the net assets acquired in these acquisitions, at fair value, are as follows:

                                                                    ACQUISITIONS
--------------------------------------------------------------------------------
Current assets                                                         $ 37,172
Capital assets                                                            8,178
Other long-term assets                                                       48
Goodwill and intellectual property                                       32,375
Other intangible assets                                                  16,380
Liabilities assumed                                                     (29,059)
--------------------------------------------------------------------------------
Net assets acquired                                                    $ 65,094
--------------------------------------------------------------------------------

Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.


30  CELESTICA ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

2000 ACQUISITIONS:
(A) IBM:
In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively. The total purchase price of $470,021 was financed with cash.

(B) OTHER ACQUISITIONS:
In June 2000, the Company acquired 100% of the issued and outstanding shares of NDB Industrial Ltda. in Brazil from NEC Corporation. In August 2000, the Company acquired 100% of the issued and outstanding shares of Bull Electronics Inc. in Lowell, Massachusetts from Groupe Bull. In November 2000, the Company acquired 100% of the issued and outstanding shares of NEC Technologies (UK) Ltd. in Telford, U.K. from NEC Corporation. The total purchase price for these acquisitions of $169,757 was financed with cash.

Details of the net assets acquired in these acquisitions, at fair value, are as follows:

                                           IBM   OTHER ACQUISITIONS
-------------------------------------------------------------------
Current assets                       $ 301,143           $  86,533
Capital assets                          98,164              35,133
Other long-term assets                   2,327                  --
Goodwill and intellectual property     213,855              74,045
Other intangible assets                 12,201                  --
Liabilities assumed                   (157,669)            (25,954)
-------------------------------------------------------------------
Net assets acquired                  $ 470,021           $ 169,757
-------------------------------------------------------------------

Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.

4. ACCOUNTS RECEIVABLE:
Accounts receivable are net of an allowance for doubtful accounts of $40,730 at December 31, 2000 (1999 - $12,800).

5. INVENTORIES:

                         1999         2000
------------------------------------------
Raw materials      $  503,509   $1,298,469
Work in progress      108,928      215,185
Finished goods        109,896      150,650
------------------------------------------
                   $  722,333   $1,664,304
------------------------------------------

6. CAPITAL ASSETS:

                                              1999
-----------------------------------------------------------------
                                        ACCUMULATED      NET BOOK
                                 COST  AMORTIZATION         VALUE
-----------------------------------------------------------------
Land                         $  6,170      $   --        $  6,170
Buildings                      56,666         4,738        51,928
Building improvements          25,969         4,420        21,549
Office equipment               41,608        15,532        26,076
Machinery and equipment       322,940        89,010       233,930
Software                       28,417         2,623        25,794
-----------------------------------------------------------------
                             $481,770      $116,323      $365,447
-----------------------------------------------------------------

                                              2000
-----------------------------------------------------------------
                                        ACCUMULATED      NET BOOK
                                 COST  AMORTIZATION         VALUE
-----------------------------------------------------------------
Land                         $ 17,987      $   --        $ 17,987
Buildings                     131,877         8,662       123,215
Building improvements          42,760         9,088        33,672
Office equipment               64,531        25,441        39,090
Machinery and equipment       510,202       152,398       357,804
Software                       76,925        15,255        61,670
-----------------------------------------------------------------
                             $844,282      $210,844      $633,438
-----------------------------------------------------------------

The above amounts include $8,070 (1999 - $7,577) of assets under capital lease and accumulated amortization of $6,106 (1999 - $4,006) related thereto.

Depreciation and rental expense for the year ended December 31, 2000 was $121,851 (1999 - $69,488; 1998 - $39,631) and $46,739 (1999 - $21,081; 1998 -
$13,338), respectively.


                                               CELESTICA ANNUAL REPORT 2000  31

CELESTICA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

7. INTANGIBLE ASSETS:

                                              1999
-----------------------------------------------------------------
                                        ACCUMULATED      NET BOOK
                                 COST  AMORTIZATION         VALUE
-----------------------------------------------------------------
Goodwill                     $319,624      $ 64,891      $254,733
Other intangible assets        88,668        16,935        71,733
Intellectual property          77,124        36,037        41,087
-----------------------------------------------------------------
                             $485,416      $117,863      $367,553
-----------------------------------------------------------------

                                              2000
-----------------------------------------------------------------
                                        ACCUMULATED      NET BOOK
                                 COST  AMORTIZATION         VALUE
-----------------------------------------------------------------
Goodwill                     $434,082      $104,028      $330,054
Other intangible assets       100,869        27,684        73,185
Intellectual property         250,123        75,090       175,033
-----------------------------------------------------------------
                             $785,074      $206,802      $578,272
-----------------------------------------------------------------

Other intangible assets represent the excess of cost over the fair value of tangible assets acquired in facility acquisitions.

The intellectual property primarily represents the cost of certain non-patented intellectual property and process know-how.

Amortization expense is as follows:


                                                  YEAR ENDED DECEMBER 31,
                                                1998         1999         2000
------------------------------------------------------------------------------
Amortization of goodwill                     $22,844      $31,064      $39,137
Amortization of other intangible assets        7,736        8,288       10,749
Amortization of intellectual property         14,792       16,217       39,053
------------------------------------------------------------------------------
                                             $45,372      $55,569      $88,939
------------------------------------------------------------------------------

8. OTHER ASSETS:

                                     1999          2000
-------------------------------------------------------
Deferred pension (note 17)       $ 23,054      $ 25,806
Deferred income taxes              37,146        81,504
Commodity taxes recoverable          --          78,290
Other                              11,077        19,711
-------------------------------------------------------
                                 $ 71,277      $205,311
-------------------------------------------------------

Amortization of deferred financing costs for the year ended December 31, 2000 was $1,710 (1999 - $1,487; 1998 - $1,932).

9. LONG-TERM DEBT:

                                                                   1999          2000
-------------------------------------------------------------------------------------
Global, unsecured, revolving credit facility due 2003 (a)      $     --      $     --
Global, unsecured, revolving credit facility due 2003 (b)            --            --
Senior Subordinated Notes due 2006 (c)                          130,000       130,000
Other                                                             4,197         1,945
-------------------------------------------------------------------------------------
                                                                134,197       131,945
Less current portion                                              2,654         1,364
-------------------------------------------------------------------------------------
                                                               $131,543      $130,581
-------------------------------------------------------------------------------------

(a) Concurrently with the initial public offering on July 7, 1998, the Company entered into a global, unsecured, revolving credit facility providing up to $250,000 of borrowings. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bears interest at LIBOR plus a margin and are repayable in July 2003. The weighted average interest rate on this facility during 1999 was 5.8%. In 2000, there were no drawings against this facility. There were no outstanding borrowings on this facility at December 31, 1999 and 2000. Commitment fees in 2000 were $496.

(b) In February 2000, the Company renewed its second global, unsecured, revolving credit facility providing up to $250,000 of borrowings including a swing line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). The revolving facility is repayable in April 2003. Borrowings under the facility bears interest at LIBOR plus a margin except that borrowings occurring under the swing line facility bears interest at a base rate. Other than short-term borrowings under the swing line facility in 1999, there were no borrowings on the revolving credit facility during 1999 and 2000. Commitment fees in 2000 were $683.

(c) The Senior Subordinated Notes bear interest at 10.5%, are unsecured and are subordinated to the payment of all senior debt of the Company. The Senior Subordinated Notes may be redeemed December 31, 2001 or later at various premiums above face value. In August 1998, the Company redeemed 35% of the aggregate principal amount of the Senior Subordinated Notes originally issued with proceeds from the initial public offering, at 110.5% of the principal amount.


32  CELESTICA ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

As at December 31, 2000, principal repayments due within each of the next five years on all long-term debt are as follows:

-----------------------------------------------------
2001                                         $  1,364
2002                                              326
2003                                              255
2004                                               --
2005                                               --
Thereafter                                    130,000
-----------------------------------------------------

The global, unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that indirectly restrict the Company's ability to pay dividends. A change of control is an event of default. The Company's Senior Subordinated Notes due 2006 include a covenant restricting the Company's ability to pay dividends.

10. CONVERTIBLE DEBT:
In August 2000, Celestica issued Liquid Yield Option(TM) Notes (LYONs) with a principal amount at maturity of $1,813,550, payable August 1, 2020. The Company received gross proceeds of $862,865 and incurred $12,493 in underwriting commissions, net of tax of $6,912. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

Pursuant to Canadian generally accepted accounting principles, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings.

Supplementary fully diluted earnings per share is $0.95 for the year ended December 31, 2000 and has been determined by assuming the principal element of the convertible debt at maturity will be settled by the issuance of common shares based on current share prices.

11. CAPITAL STOCK:
(A) AUTHORIZED:
An unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to twenty-five votes per share. Except as otherwise required by law, the subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof into one subordinate voting share. The Company is also authorized to issue an unlimited number of preferred shares, issuable in series.

(B) ISSUED AND OUTSTANDING:

                                                                                         TOTAL
                                                                                   SUBORDINATE
                                                                                  AND MULTIPLE
                                                    SUBORDINATE       MULTIPLE   VOTING SHARES      SHARES TO
NUMBER OF SHARES                                  VOTING SHARES  VOTING SHARES     OUTSTANDING      BE ISSUED
-------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                          110,013,288      39,065,950     149,079,238       1,507,348
LTIP award (i)                                          52,886            --            52,886            --
Equity offerings (ii)                               34,500,000            --        34,500,000            --
Other share issuances (iii)                            726,955            --           726,955            --
Issued as consideration for acquisitions (iv)        1,000,172            --         1,000,172      (1,000,172)
-------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                          146,293,301      39,065,950     185,359,251         507,176
Equity offering (v)                                 16,600,000            --        16,600,000            --
Other share issuances (vi)                           1,279,137            --         1,279,137            --
Issued as consideration for acquisitions (vii)         147,999            --           147,999        (147,999)
-------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000                          164,320,437      39,065,950     203,386,387         359,177
-------------------------------------------------------------------------------------------------------------


                                                CELESTICA ANNUAL REPORT 2000  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                  SUBORDINATE       MULTIPLE        SHARES TO           TOTAL
AMOUNT                                          VOTING SHARES  VOTING SHARES        BE ISSUED          AMOUNT
-------------------------------------------------------------------------------------------------------------

Balance December 31, 1998                          $  763,803     $  138,811       $    9,460      $  912,074
LTIP award (i)                                            534           --               --               534
Equity offerings, net of issue costs (ii)             727,408           --               --           727,408
Other share issuances (iii)                             6,061           --               --             6,061
Issued as consideration for acquisitions (iv)           6,616           --             (6,616)        --
-------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                           1,504,422        138,811            2,844       1,646,077
Equity offering, net of issue costs (v)               740,129           --               --           740,129
Other share issuances (vi)                              9,208           --               --             9,208
Issued as consideration for acquisitions (vii)          1,113           --             (1,113)           --
-------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000                          $2,254,872     $  138,811       $    1,731      $2,395,414
-------------------------------------------------------------------------------------------------------------

1999 CAPITAL TRANSACTIONS:
In December 1999, the Company completed a two-for-one split of the subordinate voting and multiple voting shares by way of a stock dividend. All historical share and per share information has been restated to reflect the effects of the two-for-one stock split on a retroactive basis.

(i) In January 1999, the Company issued 52,886 subordinate voting shares under the LTIP program for a cost of $534.

(ii) In 1999, the Company completed two equity offerings, issuing 34,500,000 subordinate voting shares for gross cash proceeds of $751,611 and incurred $24,203 in share issuance costs, net of tax of $10,068. In March 1999, the Company issued 18,400,000 subordinate voting shares for gross cash proceeds of $263,580 and incurred $8,917 in share issuance costs, net of tax of $3,822. In November 1999, the Company issued 16,100,000 subordinate voting shares for gross cash proceeds of $488,031 and incurred $15,286 in share issuance costs, net of tax of $6,246.

(iii) During 1999, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 726,955 subordinate voting shares as a result of the exercise of options for cash of $6,061.

(iv) In 1999, the Company issued 1,000,172 subordinate voting shares to former stockholders of International Manufacturing Services, Inc. (IMS), in connection with the merger with IMS, at an ascribed value of $6,616 for $1,078 cash. Total shares of 1,507,348 were reserved for issuance at the time of the IMS merger on December 31, 1998. As at December 31, 1999, 507,176 subordinate voting shares are reserved for issuance at an ascribed value of $2,844 for IMS options with an exercise price below fair value at the date of the merger.

2000 CAPITAL TRANSACTIONS:
(v) In March 2000, the Company issued 16,600,000 subordinate voting shares for gross cash proceeds of $757,375 and incurred $17,246 in share issue costs, net of tax of $9,542.

(vi) During 2000, pursuant to employee share purchase and option plans and LTIP awards, the Company issued 1,279,137 subordinate voting shares as a result of the exercise of options for cash of $9,208.

(vii) In 2000, the Company issued 147,999 subordinate voting shares to former stockholders of IMS, in connection with the merger with IMS, at an ascribed value of $1,113 for $241 cash. Total shares of 1,507,348 were reserved for issuance at the time of the IMS merger on December 31, 1998. As at December 31, 2000, 359,177 subordinate voting shares are reserved for issuance at an ascribed value of $1,731 for IMS options with an exercise price below fair value at the date of the merger.

(C) STOCK OPTION PLANS:
(i) LONG-TERM INCENTIVE PLAN ("LTIP")
The Company established the LTIP prior to the closing of its initial public offering. Under this plan, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 15,000,000 subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value at the date of the grant and are exercisable during a period not to exceed ten years from such date.

(II) EMPLOYEE SHARE PURCHASE AND OPTION PLANS ("ESPO")
The Company has ESPO plans that were available to certain of its employees and executives. As a result of the establishment of the LTIP, no further options or shares may be issued under the ESPO plans. Pursuant to the ESPO plans, employees and executives of the Company were offered the opportunity to purchase, at prices equal to market value, subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO plans.


34  CELESTICA ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

Stock option transactions were as follows:

                                                                                             WEIGHTED
                                                                                              AVERAGE
                                                                                             EXERCISE
NUMBER OF OPTIONS                                                               SHARES          PRICE
-----------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                             6,246,016      $    5.00
Granted                                                                      1,982,746      $    8.06
Exercised                                                                      (12,540)     $    5.00
Cancelled                                                                      (34,448)     $    5.00
Assumed                                                                      3,346,080      $    4.61
--------------------------------------------------------------------------------------
Outstanding at December 31, 1998                                            11,527,854      $    5.41
Granted                                                                      5,219,100      $   30.05
Exercised                                                                   (1,710,155)     $    8.25
Cancelled                                                                     (442,012)     $    7.37
--------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                            14,594,787      $   14.84
Granted                                                                      4,162,929      $   55.40
Exercised                                                                   (1,427,136)     $    6.85
Cancelled                                                                     (176,689)     $    7.33
--------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2000                                            17,153,891      $   25.16
--------------------------------------------------------------------------------------
Cash consideration received on options exercised                          $      9,208
--------------------------------------------------------------------------------------
Shares reserved for issuance upon exercise of stock options or awards       21,915,472
--------------------------------------------------------------------------------------


The following options were outstanding as at December 31, 2000:


                                                       WEIGHTED                           WEIGHTED     REMAINING
                    RANGE OF     OUTSTANDING            AVERAGE     EXERCISABLE            AVERAGE          LIFE
PLAN         EXERCISE PRICES         OPTIONS     EXERCISE PRICE         OPTIONS     EXERCISE PRICE        (YEARS)
-----------------------------------------------------------------------------------------------------------------
ESPO       $  5.00 - $  7.50       5,970,827            $  5.36       2,786,370            $  5.31             7
LTIP       $  8.75 - $ 13.69       1,840,987            $ 12.13         547,258            $ 11.60             8
           $ 24.18 - $ 24.18         829,200            $ 24.18         207,300            $ 24.18             9
           $ 39.03 - $ 39.03       3,035,600            $ 39.03         758,900            $ 39.03             9
           $ 55.40 - $ 56.19       4,158,929            $ 55.95              --                 --             9
Other      $  0.93 - $ 13.31       1,318,348            $  4.61         999,741            $  4.97             6
                                  ----------
                                  17,153,891
                                  ----------


12. RESEARCH AND DEVELOPMENT COSTS:
Total research and development costs for 2000 were $19,517 (1999 - $19,728; 1998 - $19,790).

13. INTEGRATION COSTS RELATED TO ACQUISITIONS:
The Company incurred costs of $16,103 in 2000 (1999 - $9,616; 1998 - $8,123)
relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.


14. OTHER CHARGES:


                                                                  YEAR ENDED DECEMBER 31,
                                                                 1998         1999         2000
-----------------------------------------------------------------------------------------------
Write-down of intellectual property and goodwill (a)        $  41,813     $     --     $     --
Deferred financing costs and debt redemption fees (b)          17,830           --           --
Other                                                           5,100           --           --
-----------------------------------------------------------------------------------------------
                                                            $  64,743     $     --     $     --
-----------------------------------------------------------------------------------------------


(a) During 1998, the Company completed a review of the recoverability of the carrying value of its intellectual property. As a result of this review, the Company concluded that certain processes and technologies acquired from IBM in 1996 were no longer in use and the future benefit of other technologies was less certain than was previously the case. Accordingly, the Company's results of operations for 1998 included a non-cash charge of $35,000 to reflect a write-down of the carrying value of this intellectual property.

As a result of the merger with IMS, certain goodwill in the amount of $6,813 became impaired and was written off in 1998.

(b) In 1998, the Company incurred $17,830 in charges relating to the write-off of deferred financing costs and debt redemption fees associated with the prepayment of debt from the proceeds of the initial public offering. These charges would be recorded as an extraordinary loss under United States generally accepted accounting principles.


                                                CELESTICA ANNUAL REPORT 2000  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

15. INCOME TAXES:


                                                                YEAR ENDED DECEMBER 31,
                                                    1998                  1999              2000
------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAX:
         Canadian operations                 $       209       $        84,849       $   179,405
         Foreign operations                      (50,726)               19,641            96,485
------------------------------------------------------------------------------------------------
                                             $   (50,517)      $       104,490       $   275,890
------------------------------------------------------------------------------------------------
CURRENT INCOME TAX EXPENSE:
         Canadian operations                 $     9,969       $        25,470       $    51,290
         Foreign operations                        5,078                 5,265            28,838
------------------------------------------------------------------------------------------------
                                             $    15,047       $        30,735       $    80,128
------------------------------------------------------------------------------------------------
DEFERRED INCOME TAX EXPENSE (RECOVERY):
         Canadian operations                 $   (10,490)      $        14,427       $    33,030
         Foreign operations                       (6,603)               (9,098)          (43,947)
------------------------------------------------------------------------------------------------
                                             $   (17,093)      $         5,329       $   (10,917)
------------------------------------------------------------------------------------------------


The overall income tax provision differs from the provision computed at the statutory rate as follows:


                                                                         YEAR ENDED DECEMBER 31,
                                                                    1998          1999            2000
------------------------------------------------------------------------------------------------------
Combined Canadian federal and provincial income tax rate           44.6%           44.6%         44.0%
------------------------------------------------------------------------------------------------------
Income taxes (recovery) based on earnings (loss) before
         income taxes at statutory rates                     $   (22,530)     $   46,602    $  121,392
Increase (decrease) resulting from:
Manufacturing and processing deduction                             1,694          (8,043)      (17,668)
Foreign income taxed at lower rates                               (3,016)        (11,373)      (43,871)
Amortization of non-deductible costs                              17,036           9,514         8,842
Other, including large corporations tax                            4,770            (636)          516
------------------------------------------------------------------------------------------------------
Income tax expense (recovery)                                $    (2,046)     $   36,064    $   69,211
------------------------------------------------------------------------------------------------------


Deferred income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are comprised of the following as at December 31, 1999 and 2000:


                                                                                   1999          2000
-----------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
         Income tax effect of net operating losses carried forward            $  14,288     $  52,504
         Accounting provisions not currently deductible                          13,633        21,560
         Capital, intangible and other assets                                    18,115         6,746
         Share issue and convertible debt issue costs                            15,815        23,004
         Other                                                                    2,402         1,829
-----------------------------------------------------------------------------------------------------
         Total deferred tax assets                                               64,253       105,643
-----------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
         Capital, intangible and other assets                                    (4,223)      (12,382)
         Deferred pension asset                                                  (7,925)       (8,868)
         Other                                                                   (6,665)         (875)
-----------------------------------------------------------------------------------------------------
         Total deferred tax liabilities                                         (18,813)      (22,125)
-----------------------------------------------------------------------------------------------------
Deferred income tax asset, net                                                $  45,440     $  83,518
-----------------------------------------------------------------------------------------------------


Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia and Thailand subsidiaries. These tax incentives expire between 2002 and 2012, and are subject to certain conditions with which the Company expects to comply.

As at December 31, 2000, the Company had $131,000 of non-capital (net operating) losses, the income tax benefits of which have been recognized in the financial statements. These losses will expire over a 15 year period commencing in 2006.

The Company also has net capital losses amounting to $15,500, and has recognized the benefit of these losses in the financial statements.


36  CELESTICA ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, the character of the tax asset and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, the Company will need to generate future taxable income of approximately $265,000. Based upon projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of these assets.

16. RELATED PARTY TRANSACTIONS:
In 2000, the Company expensed acquisition and management related fees of $2,087 (1999 - $2,040; 1998 - $2,020) and capitalized acquisition related fees of $500 (1999 - $Nil; 1998 - $2,000) charged by its parent company. Management believes that the fees charged were reasonable in relation to the services provided.

17. PENSION AND NON-PENSION POST-RETIREMENT BENEFIT PLANS:
The Company provides various pension and non-pension post-retirement benefit plans for its employees. Non-pension post-retirement benefits are available to all Company retirees. The benefits include medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance. Certain employees participate in defined benefit plans; all other employees participate in defined contribution plans.

The following information is provided with respect to the defined contribution plans:


                                                                YEAR ENDED DECEMBER 31,
                                                            1998        1999           2000
-------------------------------------------------------------------------------------------
Period cost, plans providing pension benefits            $ 5,685     $ 8,617       $ 12,815
-------------------------------------------------------------------------------------------


For the defined benefit pension plans, actuarial estimates are based on projections of employees' compensation levels at the time of retirement. Maximum retirement benefits are based upon the employees' best three consecutive years' earnings. The Company has funded the plans over the past four years based on actuarial calculations to maintain the plans on a fully funded basis. The most recent actuarial valuations were completed as at January, March and April 2000. The Company accrues the expected costs of providing non-pension, post-retirement benefits during the periods in which the employees render service.


The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits at December 31, 1999 and 2000 are as follows:



                                                    PENSION PLANS        OTHER BENEFIT PLANS
                                                  1999        2000        1999          2000
--------------------------------------------------------------------------------------------
Plan assets, at fair value                   $ 191,132   $ 188,559   $      --     $      --
Projected benefit obligations                  147,281     170,295      17,504        47,699
--------------------------------------------------------------------------------------------
Excess of plan assets over projected
  benefit obligations                           43,851      18,264     (17,504)      (47,699)
Unamortized past service costs                      --          --       3,873         4,287
Unrecognized net loss (gain) from
  past experience and effects of
  changes in assumptions                       (17,865)      9,778       3,499         5,373
Foreign currency exchange rate changes          (2,932)     (2,236)        125           (47)
--------------------------------------------------------------------------------------------
Deferred amount                              $  23,054   $  25,806   $ (10,007)    $ (38,086)
--------------------------------------------------------------------------------------------


The Company continues to make contributions to support ongoing plan obligations; these contributions have been included in the deferred pension amount on the consolidated balance sheets.

Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets:

                                                Pension Plans
                                               1999        2000
-------------------------------------------------------------------

Opening plan assets                          $ 151,300   $ 191,132
Actual return on plan assets                    30,046       1,504
Foreign currency exchange rate changes           2,518     (11,176)
Contributions by employees                       1,873       2,107
Contributions by employer                        7,033       7,526
Benefits paid                                   (1,638)     (2,534)
-------------------------------------------------------------------
                                             $ 191,132   $ 188,559
-------------------------------------------------------------------
Vested benefit obligations                   $  89,251   $ 100,641
-------------------------------------------------------------------
Accumulated benefit obligations              $ 133,414   $ 143,150
-------------------------------------------------------------------

There are no assets recorded for the other benefit plans.


                                                CELESTICA ANNUAL REPORT 2000  37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


Projected benefit obligations are outlined below:


                                                   PENSION PLANS        OTHER BENEFIT PLANS
                                                  1999        2000       1999          2000
-------------------------------------------------------------------------------------------
Opening projected benefit obligations        $ 125,695   $ 147,281   $ 15,482      $ 17,504
Service cost                                     6,557       7,459      1,149         1,455
Interest cost                                    8,959      10,583      1,123         1,481
Benefits paid                                   (1,638)     (2,534)       (18)         (155)
Actuarial gains and losses                          --       7,297       (937)          360
Plan amendments                                     --          --         --           657
Acquisitions                                        --          --         --        26,345
Changes in assumptions                           4,446       7,484         --           538
Foreign currency exchange rate changes           3,262      (7,275)       705          (486)
-------------------------------------------------------------------------------------------
                                             $ 147,281   $ 170,295   $ 17,504      $ 47,699
-------------------------------------------------------------------------------------------


Net plan expense is outlined below:



                                                         PENSION PLANS                      OTHER BENEFIT PLANS
                                                    YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                                  1998        1999       2000          1998         1999         2000
---------------------------------------------------------------------------------------------------------------------
Plan cost:
Service cost - benefits earned               $   5,659   $   6,557   $  7,459      $    841     $  1,149     $  1,455
Interest cost on projected benefit
  obligations                                    7,467       8,959     10,583           855        1,123        1,481
Actual return on plan assets                   (14,194)    (30,046)    (1,504)           --           --           --
Amortization of past service costs                  --          --      2,405            --           --           --
Net amortization and deferral                    3,994      18,584    (14,982)          334        1,388          391
---------------------------------------------------------------------------------------------------------------------
                                             $   2,926   $   4,054   $  3,961      $  2,030     $  3,660     $  3,327
---------------------------------------------------------------------------------------------------------------------



Actuarial assumptions:
Weighted average discount rate for
  projected benefit obligations             6.50%   6.00% - 6.50%            6.50%    6.50% - 6.75%   6.50% - 8.00%   7.00% - 7.75%
Weighted average rate of
  compensation increase                     4.00%   3.50% - 4.00%            4.00%            5.10%           4.50%           4.50%
Weighted average expected long-term
  rate of return on plan assets             7.50%           7.50%    7.25% - 7.50%               --              --              --
Health care cost trend rate                    --              --               --    5.10% - 5.50%   5.10% - 7.40%   5.10% - 6.80%


A one-percentage point increase and decrease in the assumed health care cost trend rate would increase by $540 and decrease by $377 the service cost and increase by $3,465 and decrease by $2,728 the accumulated obligation for other benefit plans for the year ended December 31, 2000.


18. FINANCIAL INSTRUMENTS:
FAIR VALUES:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

(a) The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

(b) The fair values of the Company's long-term debt, including the current portion thereof, is estimated based on the current trading value, where available, or with reference to similarly traded instruments with similar terms.

(c) The fair values of foreign currency contract obligations are estimated based on the current trading value, as quoted by brokers active in these markets.

The carrying amounts and fair values of the Company's financial instruments, where there are differences at December 31, 1999 and 2000, are as follows:


                                               DECEMBER 31, 1999        DECEMBER 31, 2000
                                              CARRYING        FAIR    CARRYING          FAIR
                                                AMOUNT       VALUE      AMOUNT         VALUE
--------------------------------------------------------------------------------------------

Senior Subordinated Notes and other
  long-term debt                             $ 130,000   $ 136,013   $ 130,000     $ 135,200
Foreign currency contracts                          --       4,250          --         7,498
--------------------------------------------------------------------------------------------


38  CELESTICA ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


OTHER DISCLOSURES:

(a) The Company has entered into foreign currency contracts to hedge foreign currency risk. These financial instruments include, to varying degrees, elements of market, credit and exchange risk in excess of amounts recognized in the balance sheets. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. As at December 31, 2000, the Company had outstanding foreign exchange contracts to sell $425,091 in exchange for Canadian dollars over a period of 17 months at a weighted average exchange rate of U.S. $0.67. In addition, the Company had exchange contracts to sell $28,609 in exchange for Euros over a period of 12 months at a weighted average exchange rate of U.S. $0.88, $160,169 in exchange for British pounds sterling over a period of 12 months at a weighted average exchange rate of U.S. $1.44, and $35,133 in exchange for Mexican pesos over a period of 12 months at a weighted average exchange rate of U.S. $0.10. At December 31, 2000, these contracts had a fair value asset of $7,498 (1999 - $4,250).

(b) The Company is a turnkey manufacturer of sophisticated electronics for original equipment manufacturers engaged in the electronics manufacturing industry. Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The Company maintains cash and cash equivalents in high quality short-term investments or on deposit with major financial institutions.

19. COMMITMENTS:
The Company has operating leases and license commitments that require future payments as follows:



                                 OPERATING                   LICENSE
                                    LEASES               COMMITMENTS                     TOTAL
----------------------------------------------------------------------------------------------
2001                       $        52,465           $        10,681            $       63,146
2002                                45,510                       562                    46,072
2003                                33,976                      --                      33,976
2004                                14,083                      --                      14,083
2005                                 8,939                      --                       8,939
Thereafter                          42,016                      --                      42,016
----------------------------------------------------------------------------------------------


20. CONTINGENCIES:
Contingent liabilities in the form of letters of credit and guarantees, including guarantees of employee share purchase loans, amounted to $12,018 at December 31, 2000 (1999 - $30,784).

In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

21. SIGNIFICANT CUSTOMERS:
During 2000, two customers individually comprised 25% and 21% of total revenue across all geographic segments. At December 31, 2000, these customers represented 21% and 26%, respectively, of the Company's accounts receivable.

During 1999, three customers individually comprised 25%, 18% and 12% of total revenue across all geographic segments. At December 31, 1999, these customers represented 15%, 14% and 4%, respectively, of the Company's accounts receivable.

During 1998, three customers individually comprised 27%, 19% and 11% of total revenue across all geographic segments. At December 31, 1998, these customers represented 16%, 14% and 12%, respectively, of the Company's accounts receivable.

22. SEGMENTED INFORMATION:
The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, integration costs related to acquisitions and other charges). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings (loss) before amortization of intangible assets, integration costs related to acquisitions and other charges, net of related income taxes. Inter-segment transactions are reflected at market value.


                                                CELESTICA ANNUAL REPORT 2000  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


The following is a breakdown of: revenue; EBIAT, adjusted net earnings (which is after income taxes); capital expenditures; total assets; intangible assets; and capital assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.




                                                                 YEAR ENDED DECEMBER 31,
                                                      1998                 1999                 2000
----------------------------------------------------------------------------------------------------

Revenue
Canada                                        $  1,555,592         $  2,226,978         $  3,006,576
United States                                      944,324            1,360,609            3,265,786
Europe                                             749,284            1,108,615            2,823,268
Asia                                                    --              710,164            1,141,925
Elimination of inter-segment revenue                    --             (109,133)            (485,480)
----------------------------------------------------------------------------------------------------
                                              $  3,249,200         $  5,297,233         $  9,752,075
----------------------------------------------------------------------------------------------------

EBIAT
Americas                                      $     75,058         $    114,168         $    202,376
Europe                                              24,912               42,840              121,144
Asia                                                    --               23,336               38,429
----------------------------------------------------------------------------------------------------
                                                    99,970              180,344              361,949
Interest, net                                      (32,249)             (10,669)              18,983
Amortization of intangible assets                  (45,372)             (55,569)             (88,939)
Integration costs related to acquisitions           (8,123)              (9,616)             (16,103)
Other charges                                      (64,743)                  --                   --
----------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes           $    (50,517)        $    104,490         $    275,890
----------------------------------------------------------------------------------------------------
Adjusted net earnings                         $     45,372         $    122,974         $    304,062
----------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURES
Americas                                      $     39,118         $    138,004         $    154,006
Europe                                              26,652               29,102               86,833
Asia                                                    --               44,725               41,941
----------------------------------------------------------------------------------------------------
                                              $     65,770         $    211,831         $    282,780
----------------------------------------------------------------------------------------------------




                                                                               AS AT DECEMBER 31,
                                                                           1999                 2000
----------------------------------------------------------------------------------------------------
TOTAL ASSETS
Americas                                                           $  1,755,682         $  3,444,528
Europe                                                                  519,204            1,904,731
Asia                                                                    380,704              588,726
----------------------------------------------------------------------------------------------------
                                                                   $  2,655,590         $  5,937,985
----------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS
Americas                                                           $    238,093         $    307,802
Europe                                                                   54,214              196,557
Asia                                                                     75,246               73,913
----------------------------------------------------------------------------------------------------
                                                                   $    367,553         $    578,272
----------------------------------------------------------------------------------------------------
CAPITAL ASSETS
Americas                                                           $    226,617         $    327,020
Europe                                                                   71,647              216,049
Asia                                                                     67,183               90,369
----------------------------------------------------------------------------------------------------
                                                                   $    365,447         $    633,438
----------------------------------------------------------------------------------------------------


23. SUBSEQUENT EVENT:
In December 2000, the Company entered into agreements with Motorola Inc. of Schaumburg, Illinois to purchase the manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa. The purchase price is estimated to be approximately $70,000. At the same time, the Company entered into a strategic supply agreement. This acquisition is expected to close in the first quarter of 2001.


40  CELESTICA ANNUAL REPORT 2000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


24. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. The significant differences between Canadian and United States GAAP and their effect on the consolidated financial statements of the Company are described below:

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS):
The following table reconciles net earnings (loss) as reported in the accompanying consolidated statements of earnings (loss) to net earnings (loss) that would have been reported had the consolidated financial statements been prepared in accordance with United States GAAP:




                                                                             YEAR ENDED DECEMBER 31,
                                                                        1998           1999           2000
----------------------------------------------------------------------------------------------------------
Net earnings (loss) in accordance with Canadian GAAP               $ (48,471)      $ 68,426     $  206,679
Compensation expense (a)(b)                                           (6,246)        (1,900)        (2,500)
Interest expense on convertible debt, net of tax of $3,768 (c)            --             --         (6,811)
----------------------------------------------------------------------------------------------------------
Net earnings (loss) in accordance with United States GAAP          $ (54,717)      $ 66,526     $  197,368

Other comprehensive income:
Foreign currency translation adjustment                                 (146)        (3,554)           (60)
----------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance with
  United States GAAP                                               $ (54,863)      $ 62,972     $  197,308
----------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                                    $   (0.53)      $   0.40     $     0.99
Diluted earnings per share (d)                                           N/A       $   0.38     $     0.96
----------------------------------------------------------------------------------------------------------
Net earnings (loss) is comprised of the following:
  Net earnings (loss)                                              $ (54,717)      $ 66,526     $  197,368
  Extraordinary loss on debt redemption, net of tax (note 14)         14,367             --             --
----------------------------------------------------------------------------------------------------------
Net earnings (loss) before extraordinary loss                      $ (40,350)      $ 66,526     $  197,368
----------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share before extraordinary loss          $   (0.39)      $   0.40     $     0.99
Diluted earnings per share before extraordinary loss (d)                 N/A       $   0.38     $     0.96
----------------------------------------------------------------------------------------------------------


N/A - Diluted loss per share, calculated using the treasury stock method in accordance with U.S. GAAP, has not been disclosed as the effect of the potential conversion of dilutive securities is anti-dilutive.

The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:




                                                                                     DECEMBER 31,
                                                                        1998             1999         2000
----------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with Canadian GAAP              $ 859,266       $1,658,141   $3,469,269
Compensation expense (a)(b)                                           (6,246)          (8,146)     (10,646)
Interest expense on convertible debt, net of tax (c)                      --               --       (6,811)
Convertible debt (c)                                                      --               --     (860,547)
Convertible debt accretion, net of tax (c)                                --               --        5,375
----------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with United States GAAP         $ 853,020       $1,649,995   $2,596,640
----------------------------------------------------------------------------------------------------------


(a) In 1998, the Company amended the vesting provisions of 6,235,890 employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. A portion of these options now vest over a specified time period and the balance vested on completion of the initial public offering in 1998. Under United States GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under United States GAAP the Company will record a $15,600 non-cash stock compensation charge to be reflected in earnings over the vesting period as follows: 1998 - $4,200; 1999 - $1,900; 2000 - $2,500; 2001 - $3,200; 2002 - $3,800. No similar charge is required to be recorded by the Company under Canadian GAAP.


(b) Under United States GAAP, the contingent consideration of $2,046 associated with the final settlement of the earn-out provision related to the 1997 acquisition of Ascent Power Technology Inc. was recorded as compensation expense in 1998. Under Canadian GAAP, this contingent consideration has been recorded as goodwill.


(c) Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under United States GAAP, the convertible debt was recorded as a long-term liability and accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense.


                                                CELESTICA ANNUAL REPORT 2000  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


(d) Under United States GAAP, diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the denominator is adjusted for the assumed number of shares that would be repurchased by the Company using the proceeds from the exercise of stock options, net of the number of shares issued upon exercise of those options. Under Canadian GAAP, the denominator is adjusted only for the assumed number of shares issued upon exercise of the stock options and the numerator is adjusted for the imputed interest income earned on the exercise proceeds.


OTHER DISCLOSURES REQUIRED UNDER UNITED STATES GAAP:
(a) Stock based compensation:

The Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net earnings
(loss) and earnings (loss) per share information as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.4% (1999 - 5%; 1998 - 5%), dividend yield of 0%, a volatility factor of the expected market price of the Company's shares of 70% (1999 - 47%; 1998 - 50%); and a weighted-average expected option life of 7.5 years in 2000 (1999 - 5 years; 1998 - 5 years). The weighted-average grant date fair values of options issued in 2000 was $40.49 per share (1999 - $10.24 per share; 1998 - $4.30 per share). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the year ended December 31, 2000, the Company's United States GAAP pro forma net earnings
(loss) is $176,231 and basic earnings (loss) per share is $0.88 (1999 - $52,345 and $0.31 per share; 1998 - $(61,699) and $(0.60) per share).


(b) Earnings per share supplemental disclosure:

The following table sets forth the computation of United States GAAP basic and diluted earnings (loss) per share:



                                                                      YEAR ENDED DECEMBER 31,
                                                               1998             1999           2000
---------------------------------------------------------------------------------------------------
Earnings (loss) available to shareholders - basic       $   (54,717)      $   66,526     $  197,368
Add: Interest expense on convertible debt, net of tax            --               --          6,811
---------------------------------------------------------------------------------------------------
Earnings (loss) available to shareholders - diluted     $   (54,717)      $   66,526     $  204,179

Weighted average shares - basic (in thousands)              102,992          167,195        199,786
Weighted average shares - diluted (in thousands) (i)            N/A          175,582        211,815

Basic earnings (loss) per share                         $     (0.53)      $     0.40     $     0.99
Diluted earnings (loss) per share                               N/A       $     0.38     $     0.96
---------------------------------------------------------------------------------------------------

(i) Adjusted for the dilutive impact of outstanding stock options and convertible debt.

N/A - In 1998, the effect of stock options has been excluded from the computation of diluted earnings (loss) per share as the effect was anti-dilutive due to the loss for the year.

(c) Other recent United States accounting pronouncements:

The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company will implement SFAS No. 133 for its first quarter ended March 31, 2001. In accordance with the new standard, the Company will account for its existing foreign currency contracts as cash flow hedges. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7,498 and a corresponding credit to other comprehensive income as a cumulative-effect type adjustment to reflect the initial mark-to-market on the foreign currency contracts. The Company expects to release $6,477 of the gain to earnings in the next 12 months as the related hedged items are recognized in earnings.


42  CELESTICA ANNUAL REPORT 2000

SHARE INFORMATION



MARKET LISTINGS (SYMBOL: CLS)               SHARES OUTSTANDING               AS AT DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------
New York Stock Exchange (NYSE)              Basic*                                       203,386,387
Toronto Stock Exchange (TSE)                Fully Diluted                                230,831,812
----------------------------------------------------------------------------------------------------
                                          * Composed of 164,320,437 Subordinate Voting Shares and
                                            39,065,950 Multiple Voting Shares


CLOSING PRICE OF SHARES




                                                                             AS AT DECEMBER 31, 2000
----------------------------------------------------------------------------------------------------
New York Stock Exchange                                                               $  54.25(U.S.)
Toronto Stock Exchange                                                                $  81.00(CDN)
----------------------------------------------------------------------------------------------------


SHARE TRADING INFORMATION



                                                CLOSING SHARE PRICE
(IPO PRICE: CDN$12.87, U.S.$8.75)         HIGH          LOW         END OF QUARTER            VOLUME
----------------------------------------------------------------------------------------------------
NYSE (U.S.$)
2000 First Quarter                   $   60.06     $  37.56              $   53.06        75,117,400
2000 Second Quarter                  $   54.56     $  38.00              $   49.00        39,642,500
2000 Third Quarter                   $   84.00     $  48.69              $   69.25        80,355,200
2000 Fourth Quarter                  $   84.50     $  46.50              $   54.25       119,371,000

TSE (Cdn$)
2000 First Quarter                   $   87.40     $  54.00              $   76.35        61,429,900
2000 Second Quarter                  $   79.90     $  57.85              $   72.10        41,617,200
2000 Third Quarter                   $  123.65     $  72.60              $  103.65        43,279,500
2000 Fourth Quarter                  $  128.00     $  70.80              $   81.00        55,976,600
----------------------------------------------------------------------------------------------------


VOLUME OF SHARES TRADED



(TRADING PERIOD: YEAR ENDED DECEMBER 31, 2000)
----------------------------------------------------------------------------------------------------
New York Stock Exchange                                                                  314,486,100
Toronto Stock Exchange                                                                   202,303,300
----------------------------------------------------------------------------------------------------


Relative CSL Share Price Performance Versus TSE and S&P Indexes

[GRAPHIC]

JUNE 30, 1998 (IPO)
DECEMBER 31, 2000


RESEARCH COVERAGE
A.G. Edwards
Banc of America Securities
Bear Stearns
BMO Nesbitt Burns
CIBC World Markets
Credit Suisse First Boston
Deutsche Banc Alex. Brown
Edward Jones
FleetBoston Robertson Stephens
Goldman Sachs
Griffiths McBurney
HSBC
ING Barings
JP Morgan Chase
Lehman Brothers
Merrill Lynch
Midwest Research
Morgan Stanley Dean Witter
National Bank Financial Services
Needham and Company
Paradigm Capital
Prudential Securities
RBC Dominion Securities
Salomon Smith Barney
Scotia Capital Markets
Sprott Securities
TD Securities
UBS Warburg
Yorkton Securities


                                                CELESTICA ANNUAL REPORT 2000  43

DIRECTORS

EUGENE V. POLISTUK is the founder, Chairman of the Board of Directors and Chief Executive Officer of Celestica. He has been the Chief Executive Officer of Celestica since its establishment in 1994, and was the company's President until February 2001. Since 1986, Mr. Polistuk has been instrumental in charting Celestica's transformation and executing the company's successful evolution from its early history as an operating unit with IBM, to a standalone company, to a US$9.8 billion public company and leader in the electronics manufacturing services industry. Previously, Mr. Polistuk spent 25 years with IBM Canada where, over the course of his career, he managed all key functional areas of the business. Mr. Polistuk holds a Bachelor of Applied Science degree in Electrical Engineering from the University of Toronto. In 1994, he was presented with the `2T5 Meritorious Service Medal' in recognition for his meritorious service in and for the profession, by his peers in the University of Toronto Engineering Alumni Association. He has been recognized in the industry with awards such as Electronic Business' Outstanding CEO award and recognized as one of the `Hot 25' by Electronic Buyers' News.

DIRECTORS

ANTHONY P. PUPPI has been the Chief Financial Officer of Celestica since its establishment and a director of Celestica since October 1996. He was appointed Executive Vice-President in October 1999 and General Manager, Global Services in January 2001. Mr. Puppi is responsible for Celestica's financial activities and Global Services. From 1980 to 1992, he held positions of increasing financial management responsibility with IBM Canada. Mr. Puppi holds a Bachelor of Business Administration degree in Finance and a Master of Business Administration degree from York University in Ontario.

ROBERT L. CRANDALL is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall has been a director of Celestica since July 1998. He is also a director of American Express Company, Anixter International Inc., Clear Channel Communications Inc., and Halliburton Company. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from The Wharton School of the University of Pennsylvania.

MARK L. HILSON is a Vice-President of Onex and has acted as a director of Celestica since 1996. Mr. Hilson joined Onex in 1988 and was appointed Vice-President in 1993. Prior to 1988, he was an associate in the Mergers & Acquisitions Group at Merrill Lynch. Mr. Hilson is also a director of Lantic Sugar Limited and Rogers Sugar Ltd. (sugar processing), MAGNATRAX Corporation (metal fabrication), Unitive Inc. (advanced semi conductor packaging), Vincor International Inc. (vintner) and a governor of Wilfrid Laurier University and the Shaw Festival. Mr. Hilson holds an Honours Bachelor of Business Administration (gold medallist) from Wilfrid Laurier University and a Master of Business Administration (George F. Baker Scholar) from the Harvard University Graduate School of Business Administration.

RICHARD S. LOVE is a former Vice-President of Hewlett-Packard and a former general manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. Mr. Love has been a director of Celestica since July 1998. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice-President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and a former director of The Vendo Company (electronics) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University and a Master of Business Administration degree from Fairleigh Dickinson University.

ROGER L. MARTIN is Dean of the University of Toronto's Joseph L. Rotman School of Management and has been a director of Celestica since July 1998. Mr. Martin is a director of Monitor Company, a Cambridge, Massachusetts-based consulting firm, and Thomson Corporation, one of the world's leading information companies, and a trustee of the Hospital for Sick Children. Mr. Martin holds an AB degree (cum laude) from Harvard College and a Master of Business Administration degree from the Harvard University Graduate School of Business Administration.


44  CELESTICA ANNUAL REPORT 2000

ANTHONY R. MELMAN is a Vice-President of Onex and has been a director of Celestica since 1996. Mr. Melman joined Onex as a shareholder and Vice-President in 1984. From 1977 to 1984, he was Senior Vice-President of Canadian Imperial Bank of Commerce responsible for worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, Mr. Melman had extensive merchant banking experience in South Africa and the United Kingdom. He is a director of a number of Onex-controlled companies. Mr. Melman is also a director of Baycrest Centre for Geriatric Care, as well as a member of their Finance Committee and Nominating Committee; director of University of Toronto Asset Management Corporation; and a member of the Board of Governors of Mount Sinai Hospital. Mr. Melman holds a Bachelor of Science in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from Cape Town University and a Ph.D. in Finance from the University of The Witwatersrand.

GERALD W. SCHWARTZ is the Chairman of the Board, President and Chief Executive Officer of Onex and has been a director of Celestica since July 1998. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of CanWest Capital Corp., now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, SC International Services, Inc. (airline catering) and Phoenix Pictures Inc. (entertainment). Mr. Schwartz holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

DON TAPSCOTT is Chairman of Itemus Inc., a leading architect of next generation Internet strategies, solutions and software for Global 2000 organizations. He is also Chairman of Digital 4Sight Corp., Itemus' strategy consulting and research firm. Mr. Tapscott has been a director of Celestica since September 1998. He has authored numerous books on the application of technology in business. He is a Forum Fellow of the World Economic Forum and advises corporate executives around the world on business strategy. Mr. Tapscott holds a Bachelor of Science degree in Psychology and Statistics and a Master of Education degree specializing in Research Methodology.

JOHN R. WALTER is the Chairman of the Board of Manpower, Inc., is the retired President and Chief Operating Officer of AT&T Corp. and has been a director of Celestica since July 1998. Mr. Walter joined AT&T Corp. in 1996. From 1969 to 1996, he held positions of increasing responsibility with R.R. Donnelley & Sons Company, becoming President in 1987 and Chief Executive Officer and Chairman of the Board in 1989. He is a director of Abbott Laboratories (pharmaceuticals), Deere & Company (equipment and financial services), and Jones, Lang, LaSalle (real estate services) and is a trustee of the Chicago Symphony Orchestra and of Northwestern University. Mr. Walter holds a Bachelor of Science degree in business administration from Miami University of Ohio.


OFFICERS OF THE COMPANY

EUGENE V. POLISTUK
Chairman and Chief Executive Officer

J. MARVIN MAGEE
President and Chief Operating Officer

ANTHONY P. PUPPI
Executive Vice-President, Chief Financial Officer and General Manager, Global Services

R. THOMAS TROPEA
Vice Chair, Global Customer Units
and Worldwide Marketing and Business Development

ALASTAIR KELLY
Executive Vice-President,
Corporate Development

ARTHUR P. CIMENTO
Senior Vice-President, Corporate Strategies

LISA J. COLNETT
Senior Vice-President, Worldwide Process Management and Chief Information Officer

ANDREW G. GORT
Executive Vice-President, Global Supply Chain Management

IAIN S. KENNEDY
Senior Vice-President, Integration

DONALD S. MCCREESH
Senior Vice-President, Human Resources

DANIEL P. SHEA
Senior Vice-President and Chief Technology Officer

RAHUL SURI
Senior Vice-President,
Mergers and Acquisitions

PETER J. BAR
Vice-President and Corporate Controller

ELIZABETH L. DELBIANCO
Vice-President,
General Counsel and Secretary

F. GRAHAM THOURET
Vice-President and Corporate Treasurer


                                               CELESTICA ANNUAL REPORT 2000  45

                                                                          VALUES

AT CELESTICA, WE ARE PROUD OF OUR HISTORY IN THE TECHNOLOGY INDUSTRY. WE COMPETE TO WIN IN THE GLOBAL MARKETPLACE WITH PRODUCTS AND SERVICES THAT DELIGHT OUR CUSTOMERS. WE ARE COMMITTED TO PROVIDING SUPERIOR VALUE TO OUR STAKEHOLDERS. OUR KEY COMPETITIVE ADVANTAGE IS OUR PEOPLE - TECHNOLOGY ALONE WILL NOT GUARANTEE OUR FUTURE. CREATIVITY, COMMITMENT AND OUR PASSION FOR RESPONSIVENESS ALLOW US TO THRIVE IN A CHANGING BUSINESS ENVIRONMENT. TO ENSURE CONTINUED FINANCIAL SUCCESS, PRIDE IN OUR WORKPLACE AND HIGH MORALE, WE ARE COMMITTED TO ACHIEVING CELESTICA'S GOALS THROUGH ADHERENCE TO THESE STATED VALUES AND PRINCIPLES:

PEOPLE
We are responsible and trustworthy. We have a sense of ownership and perform best when:

- Respect for the individual is demonstrated and we treat each other with dignity and fairness.
-    Diversity and equity are embraced in all our policies and practices.
-    Status differentials are based only on business requirements.
-    Conflict is resolved in a direct and timely manner.
-    Work is stimulating and challenging.
-    There is a balance between work and personal life.
- The leadership team sets an example by demonstrating commitment to these values and principles.

PARTNERSHIPS
Mutually beneficial relationships with customers, suppliers, educational institutions and the community are essential.

- The highest standards of ethical behaviour are followed in all of our dealings.
- We understand and anticipate our partners' needs and capabilities, and help them plan for future requirements.
-    Suppliers and other partners are recognized as an extension of our team.
-    We support and encourage community involvement.

CUSTOMERS
Celestica's success is driven by our customers' success.

-    It is easy to do business with us.
- We respond to our customers' needs with speed, agility and a `can do' attitude.
-    We are competitive with our commitments and we meet them.

QUALITY
Quality is defined by the customer.

-    Requirements are clearly defined, communicated and understood.
-    We strive for error-free work and defect prevention.
- Variances are detected and permanently corrected at the source, ensuring that defects do not escape to the customer.
-    Continuous improvement is designed into every aspect of our business.
-    Quality is everyone's responsibility.
-    We do not compromise quality.

TEAMWORK AND EMPOWERMENT
We work together to achieve Celestica's goals.

-    We support Celestica's goals over a team's or individual's business goals.
- Teams have the necessary skills, resources, information and authority to self-manage both social and technical issues.
-    Roles and responsibilities are clearly defined and understood.
-    Adaptability, flexibility and initiative are expected from all.
- We willingly undertake any task required for the effective operation of our business.
-    Leadership roles and activities are shared.
-    Decisions are made:
     - at the source;
     - based on input from those affected;
     - considering both business and individual needs.

-    We are accountable for our actions and responsibilities.
-    We challenge boundaries and practices to initiate improvement.
-    We encourage activities that build teamwork and high morale.

TECHNOLOGY AND PROCESSES
Our success is based on innovation and technology leadership.

-    We make optimal use of resources and adhere to defined processes.
-    We strive for simplicity and ease-of-use in the design of processes.
- Processes and systems are understood and developed with input from those responsible for execution.
- We use tools, technology and processes best suited to sustain our competitive advantage.

COMMUNICATION
We take time to listen and ensure understanding.

-    Information is shared to maximize understanding, commitment and ownership.
- Communication is clear, timely, honest, accurate and takes place directly between concerned parties.
-    We constructively offer and accept feedback.


46  CELESTICA ANNUAL REPORT 2000

HIGH-CALIBRE WORKFORCE
We maintain a high-calibre workforce.

- We attract and retain people with the best qualifications, skills, aptitudes and attitudes that match our long-term requirements and work culture.
-    We are trained and qualified to be proficient in our jobs.
- The development of appropriate technical, interpersonal and team skills is a shared responsibility between Celestica and each employee.
- We are responsible for effective knowledge transfer, skills development and succession planning.
- Developmental and job opportunities are known and accessible to all employees.
-    We are committed to continuous learning.
- We have a flexible workforce in which employment arrangements may differ. We are committed to making employment a rewarding experience for both Celestica and the individual.

COMPENSATION AND RECOGNITION
Our compensation programs are competitive and influenced by overall company success.

-    We know what is expected of us and how our contribution is measured.
-    Ongoing poor performance is not tolerated.
- We encourage innovation and risk-taking, and treat errors as opportunities to learn and grow.
- Skills, knowledge and contributions to the achievement of goals are key elements that influence compensation, recognition and opportunity.
- Individual, team and company achievements are recognized in a fair and consistent manner.
-    We celebrate our successes.

ENVIRONMENT
We take pride in our workplace and are a responsible corporate citizen.

- Each of us is obligated to maintain a safe, clean, healthy and secure work environment.
-    Our workplace is a showcase of our capabilities.
-    We promote a healthy lifestyle.
-    We protect the environment.



                                                         ENVIRONMENTAL POLICY

CELESTICA HAS ADOPTED THE FOLLOWING ENVIRONMENTAL POLICY - TO PROTECT THE ENVIRONMENT AND TO CONDUCT ITS OPERATIONS IN THE ELECTRONICS MANUFACTURING INDUSTRY USING SOUND MANAGEMENT PRACTICES. THIS POLICY IS THE FOUNDATION FOR OUR ENVIRONMENTAL OBJECTIVES LISTED BELOW AND IS AVAILABLE TO ANYONE UPON REQUEST.

- Be an environmentally responsible neighbour in the communities where we operate. We will act responsibly to correct conditions that impact health, safety or the environment.

- Commit to a `prevention of pollution' program and achieve continual improvement in our environmental objectives.

- Environmental objectives and targets will be set each year based on the previous year's results and trends.

-    Practice conservation in all areas of our business.

- Develop safe, energy efficient and environmentally conscious products and manufacturing processes.

- Assist in the development of technological solutions to environmental problems.

- Comply with or exceed all applicable and anticipated environmental Legislation and Regulations. Where none exist, we will set and adhere to stringent standards of our own.

- Conduct rigorous self-assessments and audits to ensure our compliance with this policy on an ongoing basis.


                                                CELESTICA ANNUAL REPORT 2000  47

CORPORATE INFORMATION


ANNUAL MEETING
The 2001 annual meeting of Celestica shareholders will be held at 10:00 a.m. Eastern Standard Time on April 18, 2001 at:

Imperial Room
Fairmont Royal York Hotel
100 Front Street
Toronto, Ontario
Canada  M5J 1E3

HEAD OFFICE
CELESTICA INC.
12 Concorde Place, 7th Floor
Toronto, Ontario
Canada  M3C 3R8

WEB SITE
http://www.celestica.com

AUDITORS
KPMG LLP
Suite 500
Yonge Corporate Centre
4120 Yonge Street
Toronto, Ontario
Canada  M2P 2B8

TRANSFER AGENTS AND REGISTRAR
SUBORDINATE VOTING SHARES

CANADA:
Computershare Trust Company
of Canada
151 Front Street West, 8th Floor
Toronto, Ontario
Canada M5J 2N1

U.S.:
Computershare Trust Company Inc.
12039 West Alameda Pkwy
Lakewood Colorado
80228
USA
Tel: 303-986-5400
Fax: 303-986-2444

INVESTOR RELATIONS
CELESTICA INVESTOR RELATIONS
12 Concorde Place, 7th Floor
Toronto, Ontario
Canada M3C 3R8

Telephone:        416-448-2211
Facsimile:        416-448-2280
E-mail:  clsir@celestica.com

                                     CELESTICA GLOBAL LOCATIONS


CORPORATE HEAD OFFICE
CELESTICA INC.
12 Concorde Place
7th Floor
Toronto, Ontario
Canada M3C 3R8

OPERATIONS

THE AMERICAS
CANADA
844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7

66 Leek Crescent
Richmond Hill, Ontario
Canada L4B 1H1

115 Mary Street
Aurora, Ontario
Canada L4G 1G3

U.S.A.
25902 Town Center Drive
Foothill Ranch, California
U.S.A. 92610

5325 Hellyer Avenue
San Jose, California
U.S.A. 95138

2222 Qume Drive
San Jose, California
U.S.A. 95131

4701 Technology Parkway
Fort Collins, Colorado
U.S.A. 80528

20 Alpha Road
Chelmsford, Massachusetts
U.S.A. 01824

1001 Pawtucket Boulevard
Lowell, Massachusetts
U.S.A. 01854

3605 Highway 52 N
Rochester, Minnesota
U.S.A. 55901

72 Pease Boulevard
Newington, New Hampshire
U.S.A. 03801

3600 Tarheel Drive
Raleigh, North Carolina
U.S.A. 27609

4607 SE Technology Parkway
Milwaukie, Oregon
U.S.A. 9722

Mid-South Logistics Center
455 Industrial Boulevard, Suite E
La Vergne, Tennessee
U.S.A. 37086

1432 Wainwright Way
Suite 116
Carrollton, Texas
U.S.A. 75007

3801 Realty Road
Dallas, Texas
U.S.A. 75244

925 First Avenue
P.O. Box 5000
Chippewa Falls, Wisconsin
U.S.A. 54729

15301 North IH 35
Pflugrville, Texas
U.S.A. 78660

MEXICO
Blvd. Parque Industrial
Monterrey 208
Apodaca, N.L.
Mexico C.P. 66600

BRAZIL
Rodovia SP-101 KM09
Hortolandia
Sao Paulo, Brazil
CEP 13185-900

Rodovia Presidente Dutra
Km 214
Guarulhos
State of Sao Paulo
Brazil
07210-902

EUROPE
UNITED KINGDOM
Manchester Road
Ashton-under-Lyne
Lancashire
U.K. OL7 0ES

Chemical Lane
Bradwell Wood, Longbridge, Hayes
Longport, Stoke-on-Trent
Staffordshire
U.K. ST6 6PB

Middlewich Road, Byley
Nr. Middlewich, Cheshire
U.K. CW10 9NT

Westfields House
West Avenue
Kidsgrove, Stoke-on-Trent
Staffordshire
U.K. ST7 1TL

Castle Farm
Priorslee
Telford
Shropshire
U.K. TF2 9SA

IRELAND
Holybanks
Swords
Co. Dublin, Ireland

ITALY
Via Ardeatina 2491
00040 Santa Palomba, (Roma)
Italia

Via Lecco 61
20059 Vimercate (Milano)
Italia

CZECH REPUBLIC
Ulice Osvobezni 363
Rajecko, Czech Republic
CZ 67902

ASIA
CHINA
4/F, Goldlion Holdings Centre,
13-15 Yuen Shun Circuit
Siu Lek Yuen, Shatin
Hong Kong

Mai Yuen Guan Li Qu, Changping
Dongguan, Guangdong, P.R.C.
511737

4th Floor, Blk B, No. 5, Xinghan Street
Suzhou Industrial Park, Suzhou City
Jiangsu Province, P.R.C.
215051

JAPAN
Teito Misakicho, Bldg 6F
7-10, Misakicho 2-chome
Chiyoda-ku,
Tokyo 101-006

MALAYSIA
Plot 15, Jalan Hi-Tech
2/3 Phase 1
Kulim, Hi-Tech Park
0900 Kulim, Kedah
Malaysia

SINGAPORE
2 Ang Mo Kio Street 64
Level 2
Ang Mo Kio Industrial Park 3
Singapore - Singapore 569084

THAILAND
49/12 Laem Chabang
Industrial Estate Moo. 5
Thungsukla, Siracha, Chon Buri
Thailand 20230

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